SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 YPF S.A.’s Condensed Interim Consolidated Financial Statements as of March 31, 2026 and Comparative Information (US$).

ITEM 2 YPF S.A.’s Condensed Interim Consolidated Financial Statements as of March 31, 2026 and Comparative Information (Unaudited) (AR$).

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF MARCH 31, 2026

AND COMPARATIVE INFORMATION

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

CONTENT

1
YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ARCA	Collection Customs and Control Agency (Agencia de Recaudación y Control Aduanero) (formerly “AFIP”)
Argentina LNG	Argentina LNG S.A.U.
Associate	Company over which YPF has significant influence as provided for in IAS 28 “Investments in associates and joint ventures”
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine basin (cuenca Argentina Norte)
CDS	Central Dock Sud S.A.
CENCH	Hydrocarbon Unconventional Exploitation Concessions
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	CT Barragán S.A.
Eleran	Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
ENRE	National Electricity Regulatory Agency
FOB	Free on board
Gas Austral	Gas Austral S.A.
GPA	Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRIC	IFRS Interpretations Committe
IFRS	IFRS Accounting Standards
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
IPC	Consumer Price Index (Índice de Precios al Consumidor) published by INDEC
JO	Joint operation (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11 “Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
MEGA	Compañía Mega S.A.
Metroenergía	Metroenergía S.A.
Metrogas	Metrogas S.A.
MINEM	Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas basin (cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
OLCLP	Oleoducto Loma Campana - Lago Pellegrini S.A.U.
Oldelval	Oleoductos del Valle S.A.
OPESSA	Operadora de Estaciones de Servicios S.A.
OTA	OleoductoTrasandino (Argentina) S.A.
OTAMERICA	OTAMERICA Ebytem S.A.
OTC	OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Profertil S.A.
PSAR	Performance stock appreciation rights
Refinor	Refinería del Norte S.A.
RQT	Quinquennial Tariff Review (Revisión Quinquenal Tarifaria)
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SC Gas	SC Gas S.A.U.
SE	Secretariat of Energy (Secretaría de Energía) (formerly “MINEM” and “SGE”)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sur Inversiones Energéticas	Sur Inversiones Energéticas S.A.U.
Sustentator	Sustentator S.A.
Termap	Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
VMI	Vaca Muerta Inversiones S.A.U.
VMOS	VMOS S.A.
WEM	Wholesale Electricity Market
YPF Chile	YPF Chile S.A.
YPF EE	YPF Energía Eléctrica S.A.
YPF Gas	YPF Gas S.A.
YPF or the Company	YPF S.A.
YPF Ventures	YPF Ventures S.A.U.
Y-TEC	YPF Tecnología S.A.
Y-LUZ	Y-LUZ Inversora S.A.U. controlled by YPF EE

2
YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 50 beginning on January 1, 2026.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the survey, exploration and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals, as well as the industrialization, transportation and commercialization of these products and their direct and indirect by-products, including petrochemical products, chemical products, whether derived from hydrocarbons or not, and non-fossil fuels, biofuels and their components, as well as the generation of electrical energy through the use of hydrocarbons, to which effect it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose the rendering, on its own, through a controlled company or in association with third parties, of telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. To better achieve these purposes, it may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991, under No. 404 of the Book 108 of Corporations, Volume A, with the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109 of the Book 113 of Corporations, Volume A, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

January 26, 2024, registered with the Public Registry of Commerce of the Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on March 15, 2024, under No. 4,735, Book 116 of Corporations. In addition, an amendment approved by the General Shareholders’ Meeting on April 30, 2026, is currently in the process of being registered in the aforementioned Public Registry.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARÍN President

3
YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF MARCH 31, 2026 AND DECEMBER 31, 2025 (Amounts expressed in millions of United States dollars)

	Notes	March 31, 2026	December 31, 2025
ASSETS
Non-current assets
Intangible assets	8	1,073	1,068
Property, plant and equipment	9	19,558	19,085
Right-of-use assets	10	609	537
Investments in associates and joint ventures	11	1,717	1,610
Deferred income tax assets, net	19	41	9
Other receivables	14	636	648
Trade receivables	15	6	5

Total non-current assets		23,640	22,962

Current assets
Assets held for sale	12	957	1,019
Inventories	13	1,460	1,447
Contract assets	26	5	3
Other receivables	14	820	1,159
Trade receivables	15	1,784	1,654
Investments in financial assets	16	366	262
Cash and cash equivalents	17	1,326	933

Total current assets		6,718	6,477

TOTAL ASSETS		30,358	29,439

SHAREHOLDERS’ EQUITY
Capital		3,921	3,921
Treasury shares		12	12
Share-based benefit plans		10	7
Acquisition cost of treasury shares		(35)	(35)
Share trading premiums		(44)	(44)
Issuance premiums		640	640
Legal reserve		787	787
Reserve for investments		6,587	6,587
Reserve for purchase of treasury shares		33	33
Other comprehensive income		(193)	(338)
Unappropriated retained earnings and losses		(352)	(756)

Shareholders’ equity attributable to shareholders of the parent company		11,366	10,814

Non-controlling interest		269	230

TOTAL SHAREHOLDERS’ EQUITY		11,635	11,044

LIABILITIES
Non-current liabilities
Provisions	18	639	610
Contract liabilities	26	212	180
Deferred income tax liabilities, net	19	511	373
Income tax liability		865	830
Taxes payable	20	19	18
Salaries and social security	21	98	63
Lease liabilities	22	332	273
Loans	23	8,526	8,226
Other liabilities	24	347	373
Accounts payable	25	6	6

Total non-current liabilities		11,555	10,952

Current liabilities
Liabilities directly associated with assets held for sale	12	1,060	1,181
Provisions	18	248	229
Contract liabilities	26	145	117
Income tax liability		194	73
Taxes payable	20	350	217
Salaries and social security	21	371	336
Lease liabilities	22	308	298
Loans	23	1,591	2,355
Other liabilities	24	534	399
Accounts payable	25	2,367	2,238

Total current liabilities		7,168	7,443

TOTAL LIABILITIES		18,723	18,395

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		30,358	29,439

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

4

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025

(Amounts expressed in millions of United States dollars, except per share information expressed in United States dollars)

		For the three-month periods ended March 31,
	Notes	2026	2025
Net income
Revenues	26	4,946	4,608
Costs	27	(3,188)	(3,308)

Gross profit		1,758	1,300

Selling expenses	28	(489)	(497)
Administrative expenses	28	(291)	(258)
Exploration expenses	28	(20)	(30)
Other net operating results	29	(80)	(323)

Operating profit		878	192

Income from equity interests in associates and joint ventures	11	101	81

Financial income	30	32	16
Financial costs	30	(304)	(285)
Other financial results	30	(55)	24

Net financial results	30	(327)	(245)

Net profit before income tax		652	28

Income tax	19	(243)	(38)

Net profit / (loss) for the period		409	(10)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		51	(38)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		128	84

Other comprehensive income for the period		179	46

Total comprehensive income for the period		588	36

Net profit / (loss) for the period attributable to:
Shareholders of the parent company		404	(16)
Non-controlling interest		5	6
Other comprehensive income for the period attributable to:
Shareholders of the parent company		145	37
Non-controlling interest		34	9
Total comprehensive income for the period attributable to:
Shareholders of the parent company		549	21
Non-controlling interest		39	15
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	33	1.03	(0.04)

(1)	Results generated by subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

5

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025

(Amounts expressed in millions of United States dollars)

	For the three-month period ended March 31, 2026
	Shareholders’ contributions						Retained earnings (4)						Equity attributable to
	Capital	Treasury shares	Share- based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Legal reserve	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	3,921	12	7	(35)	(44)	640	787	6,587	33	(338)		(756)	10,814	230	11,044
Accrual of share-based benefit plans (3)	-	-	3	-	-	-	-	-	-	-		-	3	-	3
Other comprehensive income	-	-	-	-	-	-	-	-	-	145		-	145	34	179
Net profit for the period	-	-	-	-	-	-	-	-	-	-		404	404	5	409

Balance as of March 31, 2026	3,921	12	10	(35)	(44)	640	787	6,587	33	(193)	(1)	(352)	11,366	269	11,635

(1)

Includes (2,300) related to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, and 2,107 related to the recognition of the result from net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 38.
(4)	Includes 35 restricted to the distribution of retained earnings as of March 31, 2026 and December 31, 2025, respectively. See Note 31 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

6

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2026 AND 2025 (cont.)

(Amounts expressed in millions of United States dollars)

	For the three-month period ended March 31, 2025
	Shareholders’ contributions						Retained earnings (4)						Equity attributable to
	Capital	Treasury shares	Share- based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Legal reserve	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	3,922	11	3	(28)	(42)	640	787	4,236	36	(331)		2,418	11,652	218	11,870
Accrual of share-based benefit plans (3)	-	-	2	-	-	-	-	-	-	-		-	2	-	2
Other comprehensive income	-	-	-	-	-	-	-	-	-	46		(9)	37	9	46
Net (loss) / profit for the period	-	-	-	-	-	-	-	-	-	-		(16)	(16)	6	(10)

Balance as of March 31, 2025	3,922	11	5	(28)	(42)	640	787	4,236	36	(285)	(1)	2,393	11,675	233	11,908

(1)

Includes (2,005) related to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, and 1,720 related to the recognition of the result from net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 38.
(4)	Includes 70 restricted to the distribution of retained earnings as of March 31, 2025 and December 31, 2024, respectively. See Note 31 to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

7

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025 (Amounts expressed in millions of United States dollars)

	For the three-month periods ended March 31,
	2026	2025
Cash flows from operating activities
Net profit / (loss)	409	(10)
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(101)	(81)
Depreciation of property, plant and equipment	653	718
Amortization of intangible assets	17	14
Depreciation of right-of-use assets	73	74
Retirement of property, plant and equipment and intangible assets and consumption of materials	56	99
Charge on income tax	243	38
Net increase in provisions	102	261
Effect of changes in exchange rates, interest and others	291	243
Share-based benefit plans	3	2
Result from sale of assets	(4)	(14)
Result from changes in fair value of assets held for sale	(14)	200
Changes in assets and liabilities:
Trade receivables	(58)	(14)
Other receivables	1	(224)
Inventories	(5)	(69)
Accounts payable	81	(282)
Taxes payable	123	(12)
Salaries and social security	64	27
Other liabilities	(80)	(104)
Decrease in provisions due to payment/use	(26)	(59)
Contract assets	(2)	5
Contract liabilities	63	45
Proceeds from collection of profit loss insurance	-	1
Income tax payments	(24)	(8)

Net cash flows from operating activities (1) (2)	1,865	850

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(1,090)	(1,205)
Additions of assets held for sale	(4)	(33)
Contributions and acquisitions of interests in associates and joint ventures	(34)	(71)
Acquisitions from business combinations net of cash and cash equivalents	-	(243)
Proceeds from sales of financial assets	49	97
Payments from purchase of financial assets	(145)	-
Interests received from financial assets	1	1
Proceeds from concessions, assignment agreements and sale of assets	514	71

Net cash flows used in investing activities	(709)	(1,383)

Financing activities: (3)
Payments of loans	(1,173)	(1,087)
Payments of interests	(257)	(221)
Proceeds from loans	769	1,767
Account overdrafts, net	(3)	-
Payments of leases	(96)	(105)
Payments of interests in relation to income tax	(27)	-

Net cash flows (used in) / from financing activities	(787)	354

Effect of changes in exchange rates on cash and cash equivalents	24	(1)

Increase / (Decrease) in cash and cash equivalents	393	(180)

Cash and cash equivalents at the beginning of the fiscal year	933	1,118
Cash and cash equivalents at the end of the period	1,326	938

Increase / (Decrease) in cash and cash equivalents	393	(180)

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is disclosed separately in this statement.
(2)

Includes 19 and 20 for the three-month periods ended March 31, 2026 and 2025, respectively, for payments of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the three-month periods ended March 31,
	2026	2025
Unpaid acquisitions of property, plant and equipment and intangible assets	404	590
Unpaid additions of assets held for sale	1	5
Additions of right-of-use assets	159	11
Capitalization of depreciation of right-of-use assets	10	16
Capitalization of financial accretion for lease liabilities	1	3
Unpaid receivables from the sale of assets	387	-

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

8

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

1.  GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the Autonomous City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading positions in the local market for Upstream, Midstream, Downstream, LNG, Integrated Gas and New Energies businesses in Argentina.

Structure and organization of the Group’s business

As of March 31, 2026, the Group carries out its operations in accordance with the following structure:

-	Upstream

-	Midstream and Downstream

-	LNG and Integrated Gas

-	New Energies

-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6. The following table presents the main companies of the Group as of March 31, 2026, by business segment:

Entity	Country	Main business	% of ownership of capital stock (1)	Relationship
Upstream
SC Gas	Argentina	Hydrocarbon exploitation	100%	Subsidiary
VMI	Argentina	Hydrocarbon exploitation	100%	Subsidiary

Midstream and Downstream
OPESSA	Argentina	Gas stations	99.99%	Subsidiary
Refinor	Argentina	Industrialization and commercialization of hydrocarbons	100%	Subsidiary
OTA	Argentina	Hydrocarbon transportation	36%	Joint venture
OTC	Chile	Hydrocarbon transportation	36%	Joint venture
Oldelval	Argentina	Hydrocarbon transportation	37%	Associate
OTAMERICA	Argentina	Hydrocarbon transportation	30%	Associate
Termap	Argentina	Hydrocarbon transportation	33.15%	Associate
VMOS (3) (5)	Argentina	Hydrocarbon transportation	24.49%	Associate
YPF Gas	Argentina	Commercialization of LPG	33.99%	Associate

LNG and Integrated Gas
YPF Chile	Chile	Commercialization of natural gas	100%	Subsidiary
Argentina LNG	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
Sur Inversiones Energéticas	Argentina	Industrialization and commercialization of LNG through Southern Energy S.A. associate.	100%	Subsidiary
MEGA	Argentina	Separation of natural gas liquids and their fractionation	38%	Joint venture

New Energies
Metrogas (2)	Argentina	Distribution of natural gas	70%	Subsidiary
Metroenergía	Argentina	Commercialization of natural gas	71.50%	Subsidiary
Y-TEC	Argentina	Research and development of technology	51%	Subsidiary
YPF EE	Argentina	Generation of electric power	75%	Joint venture
CT Barragán	Argentina	Generation of electric power	50%	Joint venture
CDS (4)	Argentina	Generation of electric power	10.25%	Associate

Central Administration and Others
AESA	Argentina	Engineering and construction services	100%	Subsidiary
YPF Digital	Argentina	Digital development services and solutions	100%	Subsidiary

(1)	Held directly by YPF and indirectly through its subsidiaries.
(2)	See Note 35.c.3) “Note from ENARGAS related to YPF’s equity interest in Metrogas” section to the annual consolidated financial statements.
(3)	See Note 34.d) to the annual consolidated financial statements.
(4)	Additionally, the Group has a 22.36% indirect holding in capital stock through YPF EE.
(5)

On April 23, 2026, VMOS’s Shareholders’ Meeting approved an increase in the transportation capacity available to YPF and Chevron Argentina S.R.L., which will result in an increase in YPF’s equity interest in VMOS. As of the date of issuance of these condensed interim consolidated financial statements, such increase is pending subscription and payment. After the subscription and payment process is completed, YPF will hold a 29.82% interest in that company.

HORACIO DANIEL MARÍN President

9

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The condensed interim consolidated financial statements of the Company for the three-month period ended March 31, 2026, are presented in accordance with IAS 34 “Interim financial reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Company as of December 31, 2025 (“annual consolidated financial statements”) presented in U.S. dollars and in accordance with IFRS Accounting Standards as issued by the IASB.

These condensed interim consolidated financial statements corresponding to the three-month period ended March 31, 2026, are unaudited. The Company believes they include all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the three-month period ended March 31, 2026 does not necessarily reflect the proportion of the Group’s full-year net income.

2.b) Material accounting policies

The material accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax described in Note 19.

Functional currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency.

The consolidated financial statements used by YPF for statutory, legal and regulatory purposes in Argentina are those in pesos and filed with the CNV and approved by the Board of Directors and authorized to be issued on May 7, 2026.

Adoption of new standards, interpretations and amendments

The Company has adopted all standards, interpretations and amendments issued by the IASB that are relevant to its operations and are mandatory effective January 1, 2026, as described in Note 2.b.14) to the annual consolidated financial statements.

In accordance with Article 1, Chapter III, Title IV of the CNV rules, the early application of the IFRS and/or their amendments is not permitted for issuers filing financial statements with the CNV, unless specifically admitted by such commission. Consequently, standards and interpretations issued by the IASB whose application is not mandatory at the closing date of these condensed interim consolidated financial statements have not been adopted by the Group.

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the fiscal year or period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

The assumptions relating to the future and other key sources of uncertainty about the estimates made for the preparation of these condensed interim consolidated financial statements are consistent with those used by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Note 2.c) to the annual consolidated financial statements.

2.d) Comparative information

Amounts and other financial information corresponding to the fiscal year ended December 31, 2025 and for the three-month period ended March 31, 2025 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements.

HORACIO DANIEL MARÍN President

10

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

3.  SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and prices, with higher sales of natural gas during the winter at higher prices.

4.  ACQUISITIONS AND DISPOSALS

The most relevant acquisitions and disposals of companies that took place during the three-month period ended March 31, 2026 are described below:

Asset exchange between YPF and Pluspetrol S.A. (“Pluspetrol”)

On January 22, 2026, the Company entered into an asset swap agreement with Pluspetrol (see Note 38 to the annual consolidated financial statements). On April 30, 2026, after the fulfillment of the closing conditions, the asset exchange agreement between YPF and Pluspetrol was completed, as a result of which YPF, which owned 50% of the rights and obligations in the “Aguada Villanueva,” “Las Tacanas,” and “Meseta Buena Esperanza” exploitation concessions prior to the aforementioned exchange, is the only owner of 100% of those concessions.

Likewise, on that date, YPF and Pluspetrol signed an amendment to the agreement entered into on January 22, 2026, whereby YPF agrees, subject to the fulfillment of closing conditions, to assign 20% of the “La Escalonada” and “Rincón La Ceniza” exploitation concessions to Pluspetrol through VMI, or alternatively, to transfer 44.44% of VMI’s shares to Pluspetrol. As of the date of issuance of these condensed consolidated interim financial statements, the closing conditions have not yet been met.

Acquisition of interest in the “Bandurria Sur,” “Bajo del Toro,” and “Bajo del Toro Norte” blocks

On February 1, 2026, YPF entered into agreements with Vista Energy S.A.B. de C.V. (“Vista”) for (i) the share purchase and sale agreement in Equinor Argentina S.A.U., the company that owns 30% of the “Bandurria Sur” exploitation concession, and (ii) the acquisition of a 15% interest in the “Bajo del Toro” and “Bajo del Toro Norte” exploitation concessions (see Note 38 to the consolidated annual financial statements).

On May 7, 2026, after the fulfillment of the closing conditions, the agreements entered into between YPF and Vista were completed; as of that date YPF, which held interests in the “Bandurria Sur,” “Bajo del Toro,” and “Bajo del Toro Norte” prior to the aforementioned agreements, owns a total (direct and indirect) interest of 44.9% in the “Bandurria Sur” block and 65% in the “Bajo del Toro” and “Bajo del Toro Norte” blocks.

5.  FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), liquidity risk and credit risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the three-month period ended March 31, 2026, there were no significant changes in the administration or policies of risk management implemented by the Group as described in Note 4 to the annual consolidated financial statements.

•	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants mainly related to restrictions on incurring additional debt associated with the leverage ratio and the debt interest coverage ratio, restrictions on dividend payments, and events of defaults triggered by materially adverse judgements, among others. See Notes 17 and 33 to the annual consolidated financial statements and Notes 18 and 34.

The Group monitors compliance with covenants on a quarterly basis. As of March 31, 2026, the Group is in compliance with its covenants.

HORACIO DANIEL MARÍN President

11

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.  BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

The business segments structure is organized as follows:

•	Upstream

It performs all activities related to the exploration and exploitation of hydrocarbon fields and production of crude oil and natural gas.

Its revenues are mainly derived from: (i) the sale of the produced crude oil to third parties and to the Midstream and Downstream business segment; (ii) the sale of the produced natural gas to third parties and to the LNG and Integrated Gas business segment; and (iii) the sale of the natural gas retained in plant to the Midstream and Downstream business segment.

It incurs all costs related to the aforementioned activities.

•	Midstream and Downstream

It performs activities related to: (i) the refining, transportation and commercialization of refined products; (ii) the production, transportation and commercialization of petrochemical products; (iii) the transportation and commercialization of crude oil; and (iv) the commercialization of specialties for the agribusiness industry and of grains and their by-products.

Its revenues are mainly derived from the sale of crude oil, refined and petrochemical products, and specialties for agribusiness industry and grains and their by-products, through the businesses of Retail, Commercial Networks, Industries, Transportation, Aviation, Agro, Lubricants and Specialties, LPG, Chemicals, International Trade and Transportation and Sales to Companies. In addition, it obtains revenues from midstream oil, midstream gas and natural gas storage operations and the provision of LNG regasification services.

It incurs all costs related to the aforementioned activities, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) natural gas to be consumed in the refinery and petrochemical industrial complexes from the LNG and Integrated Gas business segment; and (iii) natural gas retained in plant from the Upstream business segment.

•	LNG and Integrated Gas

It performs activities related to: (i) natural gas transportation and commercialization to third parties and to the Midstream and Downstream business segment; (ii) the separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline, and its commercialization, through our investment in joint venture Mega; and (iii) the development of LNG capacity.

Its revenues are mainly derived from the sale of natural gas as producers to third parties and to the Midstream and Downstream and the New Energies business segments for our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the Upstream business segment.

HORACIO DANIEL MARÍN President

12

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.  BUSINESS SEGMENT INFORMATION (cont.)

•	New Energies

It performs activities related to: (i) the definition and development of the new energy portfolio; (ii) the definition and development of sustainability and energy transitions programs; (iii) the distribution of natural gas through our subsidiary Metrogas; and (iv) the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC. Furthermore, through our joint ventures YPF EE and CT Barragán, this business segment performs activities related to the generation of conventional thermal electric power and renewable energy.

Its revenues are mainly derived from the sale and transportation and distribution of natural gas to third parties through our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the LNG and Integrated Gas business segment through our subsidiary Metrogas.

•	Central Administration and Others

It includes the remaining activities performed by the Group that do not fall within the aforementioned business segments and which are not reporting business segments, mainly comprising revenues, expenses and assets related to: (i) corporate administrative; (ii) the production of frac sand for well drilling/fracking purposes; (iii) the construction activities through our subsidiary AESA; and (iv) digital development services and solutions through our subsidiary YPF Digital.

Sales between business segments were made at internal transfer prices established by the Group, which approximately reflect domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

HORACIO DANIEL MARÍN President

13

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total
For the three-month period ended March 31, 2026
Revenues	33		4,212	304	203	194	-	4,946
Revenues from intersegment sales	1,988		45	67	3	265	(2,368)	-

Revenues	2,021		4,257	371	206	459	(2,368)	4,946

Operating profit or loss	616	(3)	1,085	(1)	13	(170)	(665)	878
Income from equity interests in associates and joint ventures	-		9	17	75	-	-	101

Net financial results								(327)
Net profit before income tax								652
Income tax								(243)
Net profit for the period								409

Acquisitions of property, plant and equipment	828		169	18	9	12	-	1,036
Acquisitions of right-of-use assets	105		54	-	-	-	-	159
Increases from business combinations	-		-	-	-	-	-	-

Other income statement items
Depreciation of property, plant and equipment (2)	480		137	1	11	24	-	653
Amortization of intangible assets	-		9	-	3	5	-	17
Depreciation of right-of-use assets	42		30	-	-	1	-	73

Balance as of March 31, 2026
Assets	13,578		12,019	746	2,320	2,513	(818)	30,358

HORACIO DANIEL MARÍN President

14

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total
For the three-month period ended March 31, 2025
Revenues	18	3,868	333	189	200	-	4,608
Revenues from intersegment sales	2,049	62	67	3	282	(2,463)	-

Revenues	2,067	3,930	400	192	482	(2,463)	4,608

Operating profit or loss	(103)	422	(5)	24	(115)	(31)	192
Income from equity interests in associates and joint ventures	-	14	22	45	-	-	81

Net financial results							(245)
Net profit before income tax							28
Income tax							(38)
Net loss for the period							(10)

Acquisitions of property, plant and equipment	1,060	213	3	10	20	-	1,306
Acquisitions of right-of-use assets	2	1	-	-	8	-	11
Increases from business combinations	262	-	-	-	-	-	262

Other income statement items
Depreciation of property, plant and equipment (2)	561	125	1	10	21	-	718
Amortization of intangible assets	-	9	-	4	1	-	14
Depreciation of right-of-use assets	41	31	-	-	2	-	74

Balance as of December 31, 2025
Assets	13,167	11,093	735	2,502	2,094	(152)	29,439

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes 9 of unproductive exploratory drillings as of March 31, 2026.

HORACIO DANIEL MARÍN President

15

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

7. FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below present the Group’s financial assets measured at fair value through profit or loss as of March 31, 2026 and December 31, 2025, and their allocation to their fair value hierarchy levels:

	As of March 31, 2026
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	354	-	-	354
- Private securities - NO	12	-	-	12

	366	-	-	366

Cash and cash equivalents:
- Mutual funds	410	-	-	410
- Public securities	37	-	-	37

	447	-	-	447

	813	-	-	813

	As of December 31, 2025
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	250	-	-	250
- Private securities - NO	12	-	-	12

	262	-	-	262

Cash and cash equivalents:
- Mutual funds	382	-	-	382
- Public securities	24	-	-	24

	406	-	-	406

	668	-	-	668

The Group has no financial liabilities measured at fair value through profit or loss.

During the three-month period ended March 31, 2026, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining loans, amounted to 9,938 and 10,696 as of March 31, 2026 and December 31, 2025, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their carrying amount.

8.  INTANGIBLE ASSETS

	March 31, 2026	December 31, 2025
Net carrying amount of intangible assets	1,113	1,108
Provision for impairment of intangible assets	(40)	(40)

	1,073	1,068

HORACIO DANIEL MARÍN President

16

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

8.  INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the three-month period ended March 31, 2026 and as of the year ended December 31, 2025 is as follows:

	Service concessions	Exploration rights and hydrocarbon resources	Other intangibles	Total
Cost	1,050	110	536	1,696
Accumulated amortization	730	-	435	1,165
Balance as of December 31, 2024	320	110	101	531

Cost
Increases	74	-	8	82
Increases from business combinations	-	580	-	580
Translation effect	-	-	(31)	(31)
Adjustment for inflation (1)	-	-	24	24
Decreases, reclassifications and other movements	-	(54)	29	(25)

Accumulated amortization
Increases	27	-	34	61
Translation effect	-	-	(20)	(20)
Adjustment for inflation (1)	-	-	15	15
Decreases, reclassifications and other movements	-	-	(3)	(3)

Cost	1,124	636	566	2,326
Accumulated amortization	757	-	461	1,218
Balance as of December 31, 2025	367	636	105	1,108

Cost
Increases	8	-	2	10
Increases from business combinations	-	-	-	-
Translation effect	-	-	4	4
Adjustment for inflation (1)	-	-	11	11
Decreases, reclassifications and other movements	-	-	9	9

Accumulated amortization
Increases	7	-	10	17
Translation effect	-	-	3	3
Adjustment for inflation (1)	-	-	9	9
Decreases, reclassifications and other movements	-	-	-	-

Cost	1,132	636	592	2,360
Accumulated amortization	764	-	483	1,247
Balance as of March 31, 2026	368	636	109	1,13
Cost

(1)

Corresponds to the adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

9.  PROPERTY, PLANT AND EQUIPMENT

	March 31, 2026	December 31, 2025
Net carrying amount of property, plant and equipment	20,378	19,926
Provision for obsolescence of materials and equipment	(481)	(484)
Provision for impairment of property, plant and equipment	(339)	(357)

	19,558	19,085

HORACIO DANIEL MARÍN President

17

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9. PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the three-month periods ended March 31, 2026 and as of the year ended December 31, 2025 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,355	28,511	9,331	728	1,563	6,068	59	896	1,565	1,375	953	52,404
Accumulated depreciation	715	22,329	6,230	378	-	-	-	800	1,041	711	744	32,948

Balance as of December 31, 2024	640	6,182	3,101	350	1,563	6,068	59	96	524	664	209	19,456

Cost
Increases	1	175	125	17	867	3,673	40	3	-	-	8	4,909
Increases from business combinations	11	184	51	93	46	50	-	-	-	-	-	435
Translation effect	(81)	-	-	(31)	(10)	(16)	-	(18)	-	(399)	(100)	(655)
Adjustment for inflation (1)	62	-	-	24	8	12	-	14	-	304	78	502
Decreases, reclassifications and other movements	(24)	(1,174)	555	178	(1,200)	(4,376)	(85)	23	37	40	(17)	(6,043	) (2) (3)

Accumulated depreciation
Increases	27	2,348	389	59	-	-	-	40	75	26	28	2,992
Translation effect	(45)	-	-	(19)	-	-	-	(11)	-	(205)	(74)	(354)
Adjustment for inflation (1)	34	-	-	14	-	-	-	9	-	157	56	270
Decreases, reclassifications and other movements	(28)	(4,134)	-	(29)	-	-	-	(10)	(1)	(1)	(27)	(4,230	) (2) (3)

Cost	1,324	27,696	10,062	1,009	1,274	5,411	14	918	1,602	1,320	922	51,552
Accumulated depreciation	703	20,543	6,619	403	-	-	-	828	1,115	688	727	31,626

Balance as of December 31, 2025	621	7,153	3,443	606	1,274	5,411	14	90	487	632	195	19,926

Cost
Increases	1	-	4	1	195	827	2	3	-	-	3	1,036
Increases from business combinations	-	-	-	-	-	-	-	-	-	-	-	-
Translation effect	15	-	-	7	1	1	-	2	-	71	18	115
Adjustment for inflation (1)	25	-	-	11	3	3	-	4	-	127	37	210
Decreases, reclassifications and other movements	11	525	280	17	(177)	(737)	1	3	25	4	2	(46)

Accumulated depreciation
Increases	8	504	100	15	-	-	-	10	21	8	7	673
Translation effect	8	-	-	3	-	-	-	2	-	35	17	65
Adjustment for inflation (1)	15	-	-	6	-	-	-	4	-	65	25	115
Decreases, reclassifications and other movements	-	(3)	-	13	-	-	-	-	-	-	-	10

Cost	1,376	28,221	10,346	1,045	1,296	5,505	17	930	1,627	1,522	982	52,867
Accumulated depreciation	734	21,044	6,719	440	-	-	-	844	1,136	796	776	32,489

Balance as of March 31, 2026	642	7,177	3,627	605	1,296	5,505	17	86	491	726	206	20,378

(1)

Corresponds to the adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes 380 and 74 of cost and accumulated depreciation, respectively, of assets related to the “Aguada del Chañar” exploitation concession reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 11.b) to the annual consolidated financial statements.

(3)

Includes 4,630 and 3,879 of cost and accumulated depreciation, respectively, of assets related to the “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr” exploitation concessions within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 11.a) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

18

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9. PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the three-month periods ended March 31, 2026 and 2025, the rate of capitalization was 7.03% and 6.57%, respectively, and the amount capitalized amounted to 4 and 3, respectively.

Set forth present is the evolution of the provision for obsolescence of materials and equipment for the three-month period ended March 31, 2026 and as of the year ended December 31, 2025:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2024	223

Increases charged to profit or loss	371
Decreases charged to profit or loss	(41)
Applications due to utilization	(20)
Translation effect	(2)
Adjustment for inflation (1)	2
Reclassifications	(49)

Balance as of December 31, 2025	484

Increases charged to profit or loss	-
Decreases charged to profit or loss	(9)
Applications due to utilization	-
Translation effect	-
Adjustment for inflation (1)	-
Reclassifications	6

Balance as of March 31, 2026	481

(1)

Corresponds to the adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth present is the evolution of the provision for impairment of property, plant and equipment for the three-month period ended March 31, 2026 and as of the year ended December 31, 2025:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2024	497

Increases charged to profit or loss	2
Decreases charged to profit or loss	(7)
Depreciation (1)	(135)
Translation effect	(4)
Adjustment for inflation (2)	4

Balance as of December 31, 2025	357

Increases charged to profit or loss	-
Decreases charged to profit or loss	-
Depreciation (1)	(20)
Translation effect	1
Adjustment for inflation (2)	1

Balance as of March 31, 2026	339

(1)	Included in “Depreciation of property, plant and equipment” line item in the statement of comprehensive income, see Note 28.
(2)

Corresponds to the adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

19

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

10. RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the three-month period ended March 31, 2026 and as of the year ended December 31, 2025 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	52	568	611	114	673	2,018
Accumulated depreciation	32	502	284	67	390	1,275

Balance as of December 31, 2024	20	66	327	47	283	743

Cost
Increases	-	37	40	-	139	216
Translation effect	-	-	-	(8)	-	(8)
Adjustment for inflation (1)	-	-	-	5	-	5
Decreases, reclassifications and other movements	(7)	(19)	(4)	-	(51)	(81)

Accumulated depreciation
Increases	6	35	111	11	180	343
Translation effect	-	-	-	(6)	-	(6)
Adjustment for inflation (1)	-	-	-	4	-	4
Decreases, reclassifications and other movements	(1)	(2)	-	-	-	(3)

Cost	45	586	647	111	761	2,150
Accumulated depreciation	37	535	395	76	570	1,613

Balance as of December 31, 2025	8	51	252	35	191	537

Cost
Increases	-	105	19	-	35	159
Translation effect	-	-	-	1	-	1
Adjustment for inflation (1)	-	-	-	4	-	4
Decreases, reclassifications and other movements	-	(20)	-	(8)	-	(28)

Accumulated depreciation
Increases	1	11	29	4	38	83
Translation effect	-	-	-	2	-	2
Adjustment for inflation (1)	-	-	-	1	-	1
Decreases, reclassifications and other movements	-	(18)	-	(4)	-	(22)

Cost	45	671	666	108	796	2,286
Accumulated depreciation	38	528	424	79	608	1,677

Balance as of March 31, 2026	7	143	242	29	188	609

(1)

Corresponds to the adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the value of the investments in associates and joint ventures at an aggregate level as of March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
Amount of investments in associates	341	326
Amount of investments in joint ventures	1,376	1,284

	1,717	1,610

HORACIO DANIEL MARÍN President

20

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main concepts which affected the value of the aforementioned investments during the three-month period ended March 31, 2026 and as of the year ended December 31, 2025, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2024	1,960

Acquisitions and contributions	96
Capitalization in associates and joint ventures	12
Income on investments in associates and joint ventures	122
Distributed dividends (4)	(249)
Translation differences	(17)
Adjustment for inflation (1)	18
Decrease of companies (2)	(261)
Other movements (3)	(71)

Balance as of December 31, 2025	1,610

Acquisitions and contributions	34
Capitalization in associates and joint ventures	-
Income on investments in associates and joint ventures	101
Distributed dividends	(39)
Translation differences	4
Adjustment for inflation (1)	7
Decrease of companies	-
Other movements	-

Balance as of March 31, 2026	1,717

(1)

Corresponds to the adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, see Note 2.b.1) to the annual consolidated financial statements.

(2)	Corresponds to the decrease due to the sale of Profertil, see Note 3 to the annual consolidated financial statements.
(3)	Corresponds to the decrease in the OLCLP and Refinor joint ventures, see Note 3 to the annual consolidated financial statements.
(4)	Includes 23 that were offset by trade liabilities.

The following table presents the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the three-month periods ended March 31, 2026 and 2025. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the three-month periods ended March 31,		For the three-month periods ended March 31,
	2026	2025	2026	2025
Net income	8	9	93	72
Other comprehensive income	11	3	-	1

Comprehensive income	19	12	93	73

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

12.  ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES

The following table presents the main assets held for sale and associated liabilities as of March 31, 2026 and December 31, 2025:

	$		$		$
	Upstream		Midstream and Downstream		Total
Balance as of March 31, 2026
Assets held for sale
Property, plant and equipment - Optimization plan of the conventional Upstream portfolio		951		-		951
Property, plant and equipment - Gas stations		-		6		6

		951		6		957

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Optimization plan of the conventional Upstream portfolio		1,051		-		1,051
Provision for environmental liabilities - Optimization plan of the conventional Upstream portfolio		5		-		5
Liabilities for concessions - Optimization plan of the conventional Upstream portfolio		4		-		4

		1,060		-		1,060

HORACIO DANIEL MARÍN President

21

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

12.  ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

	$		$		$
	Upstream		Midstream and Downstream		Total
Balance as of December 31, 2025
Assets held for sale
Property, plant and equipment - Optimization plan of the conventional Upstream portfolio		1,013		-		1,013
Property, plant and equipment - Gas stations		-		6		6

		1,013		6		1,019

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Optimization plan of the conventional Upstream portfolio		1,172		-		1,172
Provision for environmental liabilities - Optimization plan of the conventional Upstream portfolio		5		-		5
Liabilities for concessions - Optimization plan of the conventional Upstream portfolio		4		-		4

		1,181		-		1,181

12.a) Optimization plan of the conventional Upstream portfolio

12.a.1) Description of the Plan

The Optimization plan of the conventional Upstream portfolio is described in Note 11.a.1) to the annual consolidated financial statements.

As of the date of issuance of these condensed interim consolidated financial statements, the Company has signed assignment agreements for certain groups of assets as held for sale that are subject to closing conditions mainly related to regulatory and provincial approvals, for which the Company is taking the necessary steps to close; and considers that it is highly probable that these assets will be disposed. In addition, the Company maintains groups of assets as held for sale for which agreements have not yet been signed but continues in negotiations with third parties for their disposal or reversal. The delay in the fulfillment of the plan for the disposal of mature fields is due to the complexity of the negotiations, which is beyond the Company’s control. As of the date of issuance of these condensed interim consolidated financial statements, the Company considers that the disposal of such assets continues to be highly probable during 2026.

12.a.2) Accounting matters

In relation to the assignment and/or reversion agreements that have met the agreed closing conditions during the three-month period ended March 31, 2026, the Company recognized:

-	A gain from sale of assets in the “Other net operating results” line item in the statement of comprehensive income of 4.

-	A gain from changes in the fair value of assets held for sale under “Other net operating results” line item in the statement of comprehensive income of 14.

-	The derecognition of the carrying amount of the liabilities directly associated with assets held for sale net of the assets held for sale of 90.

Likewise, the Company has committed to an optimization plan that involves operating efficiency measures related to the reduction of third party employees directly or indirectly affected to the operation of areas related to certain groups of assets held for disposal. For such concept, the Company recognized a loss for 70 in the “Provision for operating optimizations” line under “Other operating results, net” line item in the statement of comprehensive income.

13.  INVENTORIES

	March 31, 2026		December 31, 2025
Finished goods	940		921
Crude oil and natural gas	375		393	(2)
Products in process	51		39
Raw materials, packaging materials and others	94		94

	1,460	(1)	1,447	(1)

(1)	As of March 31, 2026, and December 31, 2025, the carrying amount of inventories does not exceed their net realizable value.
(2)	Includes 21 corresponding to the provision of inventories write-down as of December 31, 2025, respectively, see Note 12 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

22

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

14.  OTHER RECEIVABLES

	March 31, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Receivables from services, sales of other assets and other advance payments	76	116	85	502	(3)
Tax credit and export rebates	85	100	67	99
Loans and balances with related parties (1)	197	67	200	36
Collateral deposits	-	16	-	15
Prepaid expenses	44	82	48	39
Advances and loans to employees	-	7	-	6
Advances to suppliers and custom agents (2)	8	52	6	90
Receivables with partners in JO and Consortiums	213	306	232	299
Miscellaneous	54	74	49	73

	677	820	687	1,159
Provision for other doubtful receivables	(41)	-	(39)	-

	636	820	648	1,159

(1)	See Note 37 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.
(3)	Includes receivable balances from the sale of Profertil, see Note 3 to the annual consolidated financial statements.

15.  TRADE RECEIVABLES

	March 31, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	13	1,863	12	1,728
Provision for doubtful trade receivables	(7)	(79)	(7)	(74)

	6	1,784	5	1,654

(1)	See Note 37 for information about related parties.
(2)	See Note 26 for information about credits for contracts included in trade receivables.

Set forth present is the evolution of the provision for doubtful trade receivables for the three-month period ended March 31, 2026 and for the fiscal year ended December 31, 2025:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2024	9	(1)	52

Increases charged to expenses	-		62
Decreases charged to income	-		(8)
Applications due to utilization	-		(20)
Net exchange and translation differences	(2)		(12)

Balance as of December 31, 2025	7	(1)	74

Increases charged to expenses	-		7
Decreases charged to income	-		(4)
Applications due to utilization	-		(1)
Net exchange and translation differences	-		3

Balance as of March 31, 2026	7	(1)	79

(1)	Mainly including credits with distributors of natural gas for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.

16.  INVESTMENTS IN FINANCIAL ASSETS

	March 31, 2026		December 31, 2025
Investments at fair value through profit or loss
Public securities	354	(1)	250
Private securities - NO	12		12

	366		262

(1)	See Note 37.

HORACIO DANIEL MARÍN President

23

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

17. CASH AND CASH EQUIVALENTS

	March 31, 2026	December 31, 2025
Cash and banks (1)	322	198
Short-term investments (2)	557	329
Financial assets at fair value through profit or loss (3)	447	406

	1,326	933

(1)	Includes balances granted as collateral, see Note 34.d) to the annual consolidated financial statements.
(2)	Includes 73 and 13 of term deposits and other investments with BNA as of March 31, 2026 and December 31, 2025, respectively.
(3)	See Note 7.

18. PROVISIONS

Changes in the Group’s provisions for the three-month period ended March 31, 2026 and for the fiscal year ended December 31, 2025 are as follows:

	Provision for lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current
Balance as of December 31, 2024	129	21	99	36	856	59	1,084	116

Increases charged to expenses	41	-	142	-	114	-	297	-
Decreases charged to income	(7)	-	(1)	-	(36)	-	(44)	-
Increases from business combinations	2	-	-	-	12	-	14	-
Applications due to utilization	(1)	(25)	-	(92)	-	(22)	(1)	(139)
Net exchange and translation differences	(28)	(1)	-	-	-	-	(28)	(1)
Result from net monetary position (1)	-	-	-	-	-	-	-	-
Reclassifications and other movements (2)	(25)	25	(172)	174	(515)	54	(712)	253
Balance as of December 31, 2025	111	20	68	118	431	91	610	229

Increases charged to expenses	14	-	49	-	15	-	78	-
Decreases charged to income	-	-	(1)	-	(6)	-	(7)	-
Increases from business combinations	-	-	-	-	-	-	-	-
Applications due to utilization	-	(2)	-	(19)	-	(4)	-	(25)
Net exchange and translation differences	5	-	-	-	-	-	5	-
Result from net monetary position (1)	-	-	-	-	-	-	-	-
Reclassifications and other movements	(2)	2	(41)	40	(4)	2	(47)	44
Balance as of March 31, 2026	128	20	75	139	436	89	639	248

(1)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period which was charged to net profit or loss in the statement of comprehensive income.

(2)

Includes 242 and 4 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, related to the “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr” exploitation concessions within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Note 11.a) to the annual consolidated financial statements.

Provisions are described in Note 17 to the annual consolidated financial statements.

19. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as the closing date of these condensed interim consolidated financial statements, considering the tax criteria that the Group assumes to apply during the fiscal year. If the estimate of such rate is modified based on new elements of judgment, the income tax expense could require adjustments in subsequent periods.

The amount accrued of income tax charge for the three-month periods ending March 31, 2026 and 2025 is as follows:

	For the three-month periods ended March 31,
	2026	2025
Current income tax	(151)	(18)
Deferred income tax	(92)	(20)

	(243)	(38)

HORACIO DANIEL MARÍN President

24

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

19. INCOME TAX (cont.)

The effective income tax rate projected at the end of the fiscal year amounts to 37.27%. The difference between this rate and the effective rate as of December 31, 2025 is mainly explained by the effect of adhering in November 2025 to the Regularization plan associated with the calculation of tax loss carryforwards, see Note 18 to the annual consolidated financial statements.

As of March 31, 2026 and December 31, 2025 the Group has classified as deferred tax asset 41 and 9, respectively, and as deferred tax liability 511 and 373, respectively, all of which arise from the net deferred tax balances of each of the individual companies included in these condensed interim consolidated financial statements.

As of March 31, 2026 and December 31, 2025, the causes that generated charges within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

20. TAXES PAYABLE

	March 31, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
VAT	-	55	-	41
Withholdings and perceptions	-	69	-	77
Royalties	-	97	-	51
Fuels tax	19	88	18	14
Turnover tax	-	6	-	7
Miscellaneous	-	35	-	27

	19	350	18	217

21. SALARIES AND SOCIAL SECURITY

	March 31, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Salaries and social security	-	99	-	73
Bonuses and incentives provision	-	173	-	166
Cash-settled share-based payments provision (1)	95	-	58	-
Vacation provision	-	62	-	61
Provision for severance indemnities (2)	-	32	-	31
Miscellaneous	3	5	5	5

	98	371	63	336

(1)	Corresponds to the Value Generation Plan, see Note 38.
(2)	Includes, mainly, severance indemnities related to the Mature Fields Project, see Note 11.a) to the annual consolidated financial statements.

22. LEASE LIABILITIES

The evolution of the Group’s leases liabilities for the three-month period ended March 31, 2026 and for the fiscal year ended December 31, 2025, is as follows:

Lease liabilities
Balance as of December 31, 2024	776

Increases of leases	216
Financial accretions	65
Decreases of leases	(80)
Payments	(406)

Balance as of December 31, 2025	571

Increases of leases	159
Financial accretions	12
Decreases of leases	(6)
Payments	(96)

Balance as of March 31, 2026	640

HORACIO DANIEL MARÍN President

25

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

23. LOANS

					March 31, 2026			December 31, 2025
	Interest rate (1)			Maturity	Non-current	Current		Non-current	Current
Pesos:
Financial loans	12.57%	-	43.04%	2026-2027	28	55		61	24
Account overdrafts		-		-	-	-		-	3

					28	55		61	27

Currencies other than the peso:
NO (2) (3)	0.00%	-	10.00%	2026-2047	7,831	1,216		7,466	1,486
Exports pre-financing	2.00%	-	8.65%	2026-2028	102	14	(5)	153	197
Imports financing	7.60%	-	10.50%	2026	-	22		-	20
Financial loans (4)	3.00%	-	9.25%	2026-2030	565	244		546	561
Stock market promissory notes	3.95%	-	4.50%	2026	-	40		-	64

					8,498	1,536		8,165	2,328

					8,526	1,591		8,226	2,355

(1)	Nominal annual interest rate as of March 31, 2026.
(2)	Disclosed net of 176 and 175 corresponding to YPF’s own NO repurchased through open market transactions, as of March 31, 2026 and December 31, 2025, respectively.
(3)

Includes 1,218 and 1,475 as of March 31, 2026 and December 31, 2025, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 284 and 233 of loans granted by BNA as of March 31, 2026 and December 31, 2025, respectively.
(5)	Includes 3 as of March 31, 2026 of pre-financing of exports granted by BNA.

Set forth below is the evolution of the loans for three-month period ended March 31, 2026 and for the fiscal year ended December 31, 2025:

Loans
Balance as of December 31, 2024	8,942

Proceeds from loans	4,481
Payments of loans	(2,871)
Payments of interest	(670)
Account overdrafts, net	4
Accrued interest (1)	691
Net exchange and translation differences	(14)
Result from net monetary position (2)	(5)
Increases from business combinations	23
Balance as of December 31, 2025	10,581

Proceeds from loans	769
Payments of loans	(1,173)
Payments of interest	(257)
Account overdrafts, net	(3)
Accrued interest (1)	197
Net exchange and translation differences	3
Result from net monetary position (2)	-
Increases from business combinations	-
Balance as of March 31, 2026	10,117

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period which was charged to net profit or loss in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

26

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

23. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								March 31, 2026		December 31, 2025
Month	Year	Principal value (3)		Class	Interest rate (1)		Principal maturity	Non-current	Current	Non-current	Current
YPF
-	1998	U.S. dollar	15	-	Fixed	10.00%	2028	15	1	15	-
July, December	2017	U.S. dollar	644	Class LIII	Fixed	6.95%	2027	647	8	648	19
December	2017	U.S. dollar	537	Class LIV	Fixed	7.00%	2047	530	11	530	2
June	2019	U.S. dollar	399	Class I	Fixed	8.50%	2029	398	9	397	-
February	2021	U.S. dollar	748	Class XVII	Fixed	9.00%	2029	537	232	537	216
February	2021	U.S. dollar	576	Class XVIII	Fixed	7.00%	2033	559	-	558	11
July	2021	U.S. dollar	384	Class XX	Fixed	5.75%	2032	302	59	329	65
January	2023	U.S. dollar	230	Class XXI	-	-	-	-	-	-	154
April	2023	U.S. dollar	38	Class XXIV	Fixed	1.00%	2027	38	-	38	-
June	2023	U.S. dollar	213	Class XXV	-	-	-	-	-	-	188
September	2023	U.S. dollar	400	Class XXVI	Fixed	0.00%	2028	400	-	400	-
October	2023	U.S. dollar	128	Class XXVII	Fixed	0.00%	2026	-	126	-	133
January	2024	U.S. dollar	800	Class XXVIII	Fixed	9.50%	2031	636	174	714	114
May	2024	U.S. dollar	131	Class XXIX	-	-	-	-	-	-	132
July, April	2024/25	U.S. dollar	389	Class XXX	Fixed	1.00%	2026	-	303	-	370
September	2024	U.S. dollar	540	Class XXXI	Fixed	8.75%	2031	1,045	5	1,046	21
October	2024	U.S. dollar	125	Class XXXII	Fixed	6.50%	2028	125	2	125	2
October	2024	U.S. dollar	25	Class XXXIII	Fixed	7.00%	2028	25	1	25	-
January (4)	2025	U.S. dollar	1,632	Class XXXIV	Fixed	8.25%	2034	1,624	28	1,080	42
February	2025	U.S. dollar	140	Class XXXV	Fixed	6.25%	2027	-	140	140	1
May (2)	2025	U.S. dollar	140	Class XXXVII	Fixed	7.00%	2027	139	1	139	2
July (2)	2025	U.S. dollar	250	Class XXXVIII	Fixed	7.50%	2027	248	4	248	4
July, August (2)	2025	U.S. dollar	225	Class XXXIX	Fixed	8.75%	2030	154	4	155	8
August (2)	2025	U.S. dollar	51	Class XL	Fixed	7.50%	2028	50	-	50	-
October (4)	2025	U.S. dollar	99	Class XLI	Fixed	6.00%	2027	-	100	98	1
December (4)	2025	U.S. dollar	361	Class XLII	Fixed	7.00%	2027	359	8	194	1

								7,831	1,216	7,466	1,486

(1)	Nominal annual interest rate as of March 31, 2026.
(2)	During the three-month period ended March 31, 2026, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	Total nominal value issued without including the nominal values canceled through exchanges or repurchases, expressed in millions.
(4)

As of the date of issuance of these condensed interim consolidated financial statements, the Group has not yet definitively applied the proceeds disclosed in the corresponding pricing supplements. These proceeds are temporally invested until the committed plan of application is fully complied.

HORACIO DANIEL MARÍN President

27

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

24. OTHER LIABILITIES

	March 31, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Liabilities for concessions and assignment agreements	97	272	91	162
Liabilities for contractual claims (1)	11	54	54	56
Provision for operating optimizations (2)	-	75	-	22
Liabilities for agreements (3)	238	131	227	158
Miscellaneous	1	2	1	1

	347	534	373	399

(1)

Corresponds to the liability arising from the settlement agreement entered into with Transportadora de Gas del Norte S.A. for claims related to restrictions in the natural gas market for the period from 2007 to 2010.

(2)	Includes, mainly, operating optimizations relating to Mature Fields Project, see Note 11.a.2) to the annual consolidated financial statements and Note 12.a.2).
(3)

Includes, mainly, the liability related to the assignment of the exploitation concessions in the Province of Santa Cruz within the context of the Mature Fields Project, see Note 11.a.2) to the annual consolidated financial statements.

25. ACCOUNTS PAYABLE

	March 31, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	4	2,317	4	2,172
Guarantee deposits	1	3	1	3
Payables with partners of JO and Consortiums	1	30	1	48
Miscellaneous	-	17	-	15

	6	2,367	6	2,238

(1)	See Note 37 for information about related parties.

26. REVENUES

	For the three-month periods ended March 31,
	2026	2025
Revenue from contracts with customers	4,943	4,600
National Government incentives (1)	3	8

	4,946	4,608

(1)	See Note 37.

The Group’s transactions and the main revenues by business segments are described in Note 6. In accordance with Note 25 to the annual consolidated financial statements, revenues from contracts with customers of the Group is classified into the following categories:

•	Breakdown of revenues

Type of good or service

	For the three-month periods ended March 31, 2026
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	1,745	-	-	-	1,745
Gasolines	-	1,131	-	-	-	1,131
Natural gas (1)	7	5	298	153	-	463
Crude oil	9	257	-	-	-	266
Jet fuel	-	282	-	-	-	282
Lubricants and by-products	-	84	-	-	-	84
LPG	-	124	-	-	-	124
Fuel oil	-	25	-	-	-	25
Petrochemicals	-	104	-	-	-	104
Fertilizers and crop protection products	-	41	-	-	-	41
Flours, oils and grains	-	149	-	-	-	149
Asphalts	-	23	-	-	-	23
Goods for resale at gas stations	-	33	-	-	-	33
Income from services	-	-	-	-	30	30
Income from construction contracts	-	-	-	-	86	86
Virgin naphtha	-	39	-	-	-	39
Petroleum coke	-	74	-	-	-	74
LNG regasification	-	1	-	-	-	1
Other goods and services	17	95	3	50	78	243

	33	4,212	301	203	194	4,943

HORACIO DANIEL MARÍN President

28

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

26. REVENUES (cont.)

	For the three-month periods ended March 31, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	1,586	-	-	-	1,586
Gasolines	-	1,037	-	-	-	1,037
Natural gas (1)	10	5	325	146	-	486
Crude oil	-	251	-	-	-	251
Jet fuel	-	213	-	-	-	213
Lubricants and by-products	-	87	-	-	-	87
LPG	-	141	-	-	-	141
Fuel oil	-	30	-	-	-	30
Petrochemicals	-	95	-	-	-	95
Fertilizers and crop protection products	-	34	-	-	-	34
Flours, oils and grains	-	139	-	-	-	139
Asphalts	-	25	-	-	-	25
Goods for resale at gas stations	-	36	-	-	-	36
Income from services	-	-	-	-	32	32
Income from construction contracts	-	-	-	-	96	96
Virgin naphtha	-	33	-	-	-	33
Petroleum coke	-	63	-	-	-	63
LNG regasification	-	1	-	-	-	1
Other goods and services	8	91	2	42	72	215

	18	3,867	327	188	200	4,600

(1)	Includes 316 and 342 corresponding to sales of natural gas produced by the Company for the three-month periods ended March 31, 2026 and 2025, respectively.

Sales channels

	For the three-month periods ended March 31, 2026
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	1,842	-	-	-	1,842
Power plants	-	-	117	67	-	184
Distribution companies	-	-	35	-	-	35
Retail distribution of natural gas	-	-	-	90	-	90
Industries, transport and aviation	6	1,017	148	19	-	1,190
Agriculture	-	431	-	-	-	431
Petrochemical industry	-	128	-	-	-	128
Trading	-	545	-	-	-	545
Oil companies	9	115	-	-	-	124
Commercialization of LPG	-	58	-	-	-	58
Other sales channels	18	76	1	27	194	316

	33	4,212	301	203	194	4,943

	For the three-month periods ended March 31, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	1,740	-	-	-	1,740
Power plants	-	-	127	18	-	145
Distribution companies	-	-	50	-	-	50
Retail distribution of natural gas	-	-	-	92	-	92
Industries, transport and aviation	10	968	150	70	-	1,198
Agriculture	-	381	-	-	-	381
Petrochemical industry	-	138	-	-	-	138
Trading	-	466	-	-	-	466
Oil companies	-	50	-	-	-	50
Commercialization of LPG	-	66	-	-	-	66
Other sales channels	8	58	-	8	200	274

	18	3,867	327	188	200	4,600

HORACIO DANIEL MARÍN President

29

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

26. REVENUES (cont.)

Target market

Sales in the domestic market amounted to 4,070 and 3,844 for the three-month periods ended March 31, 2026 and 2025, respectively.

Sales in the international market amounted to 873 and 756 for the three-month periods ended March 31, 2026 and 2025, respectively.

•	Contract balances

The following table presents information regarding credits, contract assets and contract liabilities:

	March 31, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	12	1,825	11	1,678
Contract assets	-	5	-	3
Contract liabilities	212	145	180	117

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under transportation service contracts.

For the three-month periods ended March 31, 2026 and 2025 the Group has recognized 36 and 42, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

27. COSTS

	For the three-month periods ended March 31,
	2026	2025
Inventories at beginning of year	1,447	1,546
Purchases	1,277	1,028
Production costs (1)	1,916	2,349
Translation effect	1	(3)
Adjustment for inflation (2)	5	5
Other movements	2	-
Inventories at end of the period	(1,460)	(1,617)

	3,188	3,308

(1)	See Note 28.
(2)

Corresponds to the adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

30

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

28.  EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” line items. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the three-month periods ended March 31, 2026 and 2025:

	For the three-month periods ended March 31, 2026
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	216	108	43		3	370
Fees and compensation for services	17	70	12		-	99
Other personnel expenses	66	9	4		1	80
Taxes, charges and contributions	32	50	222	(1)	-	304
Royalties, easements and fees	264	-	1		1	266
Insurance	8	1	-		-	9
Rental of real estate and equipment	28	-	3		-	31
Survey expenses	-	-	-		1	1
Depreciation of property, plant and equipment	613	14	26		-	653
Amortization of intangible assets	10	7	-		-	17
Depreciation of right-of-use assets	70	-	3		-	73
Industrial inputs, consumable materials and supplies	83	3	3		1	90
Operation services and other service contracts	38	3	16		1	58
Preservation, repair and maintenance	304	9	9		2	324
Unproductive exploratory drillings	-	-	-		9	9
Transportation, products and charges	146	-	115		-	261
Provision for doubtful receivables	-	-	3		-	3
Publicity and advertising expenses	-	13	10		-	23
Fuel, gas, energy and miscellaneous	21	4	19		1	45

	1,916	291	489		20	2,716

(1)	Includes 63 corresponding to export withholdings and 137 corresponding to turnover tax.
(2)	Includes 7 corresponding to research and development activities.

	For the three-month periods ended March 31, 2025
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	267	72	37		1	377
Fees and compensation for services	24	70	13		-	107
Other personnel expenses	79	9	3		1	92
Taxes, charges and contributions	20	55	220	(1)	-	295
Royalties, easements and fees	287	-	1		1	289
Insurance	21	-	-		-	21
Rental of real estate and equipment	67	-	4		-	71
Survey expenses	-	-	-		16	16
Depreciation of property, plant and equipment	683	10	25		-	718
Amortization of intangible assets	9	4	1		-	14
Depreciation of right-of-use assets	70	-	4		-	74
Industrial inputs, consumable materials and supplies	121	1	4		1	127
Operation services and other service contracts	150	4	12		4	170
Preservation, repair and maintenance	402	8	11		5	426
Unproductive exploratory drillings	-	-	-		-	-
Transportation, products and charges	129	-	125		-	254
Provision for doubtful receivables	-	-	4		-	4
Publicity and advertising expenses	-	18	12		-	30
Fuel, gas, energy and miscellaneous	20	7	21		1	49

	2,349	258	497		30	3,134

(1)	Includes 65 corresponding to export withholdings and 148 corresponding to turnover tax.
(2)	Includes 8 corresponding to research and development activities.

HORACIO DANIEL MARÍN President

31

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

29. OTHER NET OPERATING RESULTS

	For the three-month periods ended March 31,
	2026	2025
Lawsuits	(13)	(8)
Export Increase Program (1)	-	17
Result from sale of assets (2)	4	14
Result from changes in fair value of assets held for sale (2)	14	(200)
Provision for severance indemnities (2)	-	(26)
Provision for operating optimizations (2)	(70)	-
Provision for obsolescence of materials and equipment (2)	9	(136)
Miscellaneous	(24)	16

	(80)	(323)

(1)	See Note 35.j) to the annual consolidated financial statements.
(2)	See Note 11.a.2) to the annual consolidated financial and Note 12.a.2).

30. NET FINANCIAL RESULTS

	For the three-month periods ended March 31,
	2026	2025
Financial income
Interest on cash and cash equivalents and investments in financial assets	10	6
Interest on trade receivables	17	9
Other financial income	5	1

Total financial income	32	16

Financial costs
Loan interest	(194)	(162)
Hydrocarbon well abandonment provision financial accretion (1)	(51)	(95)
Other financial costs	(59)	(28)

Total financial costs	(304)	(285)

Other financial results
Exchange differences generated by loans	(1)	1
Exchange differences generated by cash and cash equivalents and investments in financial assets	14	(10)
Other exchange differences, net	(69)	13
Result on financial assets at fair value through profit or loss	28	30
Result from derivative financial instruments	(6)	1
Result from net monetary position	(21)	(11)

Total other financial results	(55)	24

Total net financial results	(327)	(245)

(1)

Includes 37 and 64 corresponding to the financial accretion of liabilities directly associated with assets held for sale for the three-month periods ending March 31, 2026 and 2025, respectively, see Notes 2.b.13) and 11.a) to the annual consolidated financial statements.

31.  INVESTMENTS IN JOINT OPERATIONS AND CONSORTIUMS

The assets and liabilities as of March 31, 2026 and December 31, 2025, and expenses for the three-month periods ended March 31, 2026 and 2025, of JO and Consortiums in which the Group participates are as follows:

	March 31, 2026	December 31, 2025
Non-current assets (1)	7,086	6,936
Current assets	398	337

Total assets	7,484	7,273

Non-current liabilities	246	245
Current liabilities	750	557

Total liabilities	996	802

(1)	Does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and Consortiums.

	For the three-month periods ended March 31,
	2026	2025
Production cost	715	673
Exploration expenses	3	4

HORACIO DANIEL MARÍN President

32

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

32. SHAREHOLDERS’ EQUITY

As of March 31, 2026, the Company’s capital amounts to 3,921 and treasury shares amount to 12 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of March 31, 2026, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s exploitation and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

During the three-month periods ended March 31, 2026 and 2025, the Company has not repurchased any of its own shares.

On April 30, 2026, the General Shareholders’ Meeting was held, which approved the statutory financial statements of YPF (see Note 2.b)) corresponding to the year ended on December 31, 2025 and, additionally, approved the following in relation to the retained earnings: (i) completely release the reserve for purchase of treasury shares and the reserve for investments; (ii) absorb accumulated losses in retained earnings up to 756 (1,096,460 million of pesos) (iii) allocate the amount of 27 (38,468 million of pesos) to appropriate a reserve for purchase of treasury shares; and (iv) allocate the amount of 5,802 (8,415,450 million of pesos) to appropriate a reserve for investments.

33. EARNINGS PER SHARE

The following table presents the net profit or loss attributable to shareholders of the parent company and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the three-month periods ended March 31,
	2026	2025
Net profit / (loss)	404	(16)
Weighted average number of shares outstanding	392,082,386	392,203,637
Basic and diluted earnings per share	1.03	(0.04)

There are no financial instruments or other contracts outstanding issued by YPF that imply the issuance of potential ordinary shares, thus the diluted earnings per share equals the basic earnings per share.

34. CONTINGENT ASSETS AND LIABILITIES

Contingent assets and liabilities are described in Note 33 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2026, are described below:

●

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) - Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

On March 10, 2026, in proceedings brought by Bainbridge Fund Ltd. against the Republic, the Republic filed a motion to stay its appeal of the turnover order with the consent of Bainbridge Fund Ltd., until confirmation of a settlement between the parties. On March 16, 2026, the Court of Appeals ordered that the Republic’s appeal of the turnover order be held in abeyance pending settlement.

On March 18, 2026, the Court of Appeals stayed all post-judgment proceedings in the District Court, including discovery, pending the appeals of the District Court’s September 15, 2023 judgment.

HORACIO DANIEL MARÍN President

33

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

34. CONTINGENT ASSETS AND LIABILITIES (cont.)

On March 27, 2026, briefing was completed in YPF’s appeals of the District Court’s September 17, 2025 and November 10, 2025 orders. Oral argument was calendared for April 16, 2026.

Likewise, on March 27, 2026, the Court of Appeals issued its decision in the appeals of the District Court’s September 15, 2023 judgment. The Court of Appeals’ decision affirmed the District Court’s determination that YPF has no contractual liability and owes no damages to Plaintiffs, and affirmed the dismissal of all of Plaintiffs’ claims against YPF. In addition, the Court of Appeals reversed the District Court’s judgment against the Republic on the basis that Plaintiffs’ contract claim is not cognizable under Argentine law and vacated the turnover order in Plaintiffs’ proceedings. YPF is not a party to the turnover proceedings.

On April 2, 2026, the Court of Appeals directed the parties to submit letter briefing regarding whether, in light of its March 27, 2026 decision, the other pending appeals, including YPF’s appeals, should be dismissed as moot.

On April 6, 2026, the District Court stayed all proceedings pending receipt of the mandate from the Court of Appeals and denied Plaintiffs’ motion for sanctions and contempt against the Republic as moot, without prejudice to refiling. YPF is not a party to this motion.

On April 9, 2026, the Court of Appeals granted Plaintiffs’ motion for an extension of time to file a petition for rehearing, and set May 8, 2026, as the deadline.

On April 10, 2026, after receiving briefs from all parties, the Court of Appeals adjourned the oral arguments scheduled for April 16 and held the pending appeals in abeyance, pending resolution of any rehearing or certiorari petitions related to the March 27, 2026 decision.

YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of these litigations and their possible impact on the results and financial situation of the Group, as needed.

35. CONTRACTUAL COMMITMENTS

During the three-month period ended March 31, 2026 there were no significant updates to the contractual commitments described in Note 34 to the annual consolidated financial statements.

36. MAIN REGULATIONS

Main regulations are described in Note 35 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2026, are described below:

•	Regulations applicable to natural gas and LNG activities

On March 13, 2026, in the context of the emergency in the national energy sector (see Note 35.e) to the annual consolidated financial statements), SE Resolution No. 66/2026 was published, establishing the “Reconfiguration of the Natural Gas Transportation System”. On April 14, 2026, ENARGAS Resolution No. 409/2026 was published, which, among other things, instructs transporters and distributors to enter into new firm transportation contracts or to adjust existing ones in accordance with SE Resolution No. 66/2026. Likewise, on May 1, 2026, the applicable regulatory framework defined by ENARGAS entered into force.

•	Tax Regulations

On March 6, 2026, Law No. 27,802, the “Labor Modernization Law” was published, introducing amendments to the Income Tax Law. The law establishes that loss carryforwards arising in fiscal years beginning on or after January 1, 2025, shall be adjusted based on the variation in the CPI published by INDEC between the closing month of the fiscal year in which such loss carryforwards originated and the closing month of the fiscal year in which they are settled. Likewise, the Labor Modernization Law introduced changes to Argentina’s labor regime related to the severance indemnity schemes, the collective negotiation frameworks, the calculation of interest in labor proceedings, among other things.

HORACIO DANIEL MARÍN President

34

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The tables below present the balances with associates and joint ventures as of March 31, 2026 and December 31, 2025:

	March 31, 2026
	Other receivables		Trade receivables	Investments in financial assets	Accounts payable	Contract liabilities	Contract assets
	Non-Current	Current	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	6	7	4	32	-	-
Profertil (1)	-	-	-	-	-	-	-
MEGA	-	-	41	-	5	-	2
Refinor (1)	-	-	-	-	-	-	-
OLCLP (1)	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-
OTA	-	-	-	-	1	-	-

	-	6	48	4	38	-	2

Associates:
CDS	-	-	9	-	-	-	-
YPF Gas	-	-	11	-	-	-	-
Oldelval	151	52	-	5	16	-	-
Termap	-	-	-	-	2	-	-
GPA	-	-	-	-	6	-	-
OTAMERICA	46	-	-	-	5	-	-
Gas Austral	-	-	-	-	-	-	-
VMOS	-	9	45	-	-	54	-

	197	61	65	5	29	54	-

	197	67	113	9	67	54	2

	December 31, 2025
	Other receivables		Trade receivables	Investments in financial assets	Accounts payable	Contract liabilities	Contract assets
	Non-Current	Current	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	6	6	4	32	-	-
Profertil (1)	-	-	-	-	-	-	-
MEGA	-	-	33	-	-	-	3
Refinor (1)	-	-	-	-	-	-	-
OLCLP (1)	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-
OTA	-	1	-	-	4	-	-

	-	7	39	4	36	-	3

Associates:
CDS	-	-	1	-	-	-	-
YPF Gas	-	-	10	-	1	-	-
Oldelval	154	13	-	4	33	-	-
Termap	-	-	-	-	2	-	-
GPA	-	-	-	-	2	-	-
OTAMERICA	46	-	1	1	3	-	-
Gas Austral	-	-	-	-	-	-	-
VMOS	-	16	53	-	-	44	-

	200	29	65	5	41	44	-

	200	36	104	9	77	44	3

(1)	See Note 3 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

35

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The table below presents the transactions with associates and joint ventures for the three-month periods ended March 31, 2026 and 2025:

	For the three-month period ended March 31,
	2026			2025
	Revenues	Costs and expenses	Net interest income (loss)	Revenues	Costs and expenses	Net interest income (loss)
Joint Ventures:
YPF EE	4	31	-	5	35	-
Profertil (1)	-	-	-	17	15	-
MEGA	68	16	-	85	1	-
Refinor (1)	-	-	-	16	2	-
OLCLP (1)	-	-	-	-	3	-
CT Barragán	-	-	-	-	-	-
OTA	-	4	-	-	6	-

	72	51	-	123	62	-

Associates:
CDS	7	-	-	-	-	-
YPF Gas	16	-	1	19	1	-
Oldelval	-	35	-	-	18	-
Termap	-	5	-	-	6	-
GPA	-	6	-	-	6	-
OTAMERICA	-	9	-	-	6	-
Gas Austral	1	-	-	1	-	-
VMOS	51	-	-	4	-	-

	75	55	1	24	37	-

	147	106	1	147	99	-

(1)	See Note 3 to the annual consolidated financial statements

Additionally, in the normal course of business and considering being the main energy group of Argentina, the Group’s clients and suppliers portfolio encompasses both private sector as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (15)		Transactions
		Receivables / (Liabilities)		Income / (Costs)
		March 31, 2026	December 31, 2025	For the three-month periods ended March 31,
Client / Suppliers	Ref.			2026	2025
SE	(1) (14)	31	41	2	6
SE	(2) (14)	-	1	-	1
SE	(3) (14)	-	-	-	-
SE	(4) (14)	3	4	1	1
SE	(5) (14)	5	5	-	-
Secretary of Transport	(6) (14)	4	4	-	-
Secretary of Industry	(7) (14)	-	-	-	-
CAMMESA	(8)	114	87	125	134
CAMMESA	(9)	(1)	(1)	(4)	(1)
ENARSA	(10)	69	127	20	24
ENARSA	(11)	(34)	(33)	(2)	(3)
Aerolíneas Argentinas S.A.	(12)	29	33	75	80
Aerolíneas Argentinas S.A.	(13)	-	-	-	-

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028, see Note 35.f.1) to the annual consolidated financial statements.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks, see Note 35.f.2) “Propane Network Agreement“ section to the annual consolidated financial statements.
(3)

Benefits for the recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks, see Note 36 to the annual consolidated financial statements.

(4)	Compensation for the lower income that natural gas distribution services by companies receive from their users, see Note 35.c.3) to the annual consolidated financial statements.
(5)	Compensation by Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.
(6)	Compensation for providing diesel to public transport of passengers at a differential price, see Note 36 to the annual consolidated financial statements.
(7)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA, see Note 36 to the annual consolidated financial statements.
(8)	Sales of fuel oil, diesel, natural gas and transportation and distribution services.
(9)	Purchases of electrical energy.
(10)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(11)	Purchases of natural gas and crude oil.
(12)	Sales of jet fuel.
(13)	Purchases of miles for YPF Serviclub Program and publicity expenses.
(14)	Income from incentives recognized according to IAS 20, see Note 2.b.12) “Income from Government incentive programs” section to the annual consolidated financial statements.
(15)	Do not include, if applicable, the provision for doubtful trade receivables.

HORACIO DANIEL MARÍN President

36

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 16, 17 and 23 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

As of March 31, 2026, the Group holds Bonds of the Argentine Republic 2029 and 2030, Government Bonds and BCRA bonds (BOPREAL, for its acronym in spanish) identified as investments in financial assets (see Note 16).

In addition, in connection with the investment agreement signed between YPF and subsidiaries of Chevron Corporation, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the three-month periods ended March 31, 2026 and 2025, YPF and CHNC carried out transactions such as the purchases of crude oil by YPF for 22 and 133, respectively, among others. These transactions were consummated in accordance with the general and regulatory conditions of the market. As a result, as of March 31, 2026, YPF has a net balance receivable from CHNC of 1 and as of December 31, 2025 the net balance payable to CHNC amounted to 53. See Note 36 to the annual consolidated financial statements.

The table below presents the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the three-month periods ended March 31, 2026 and 2025:

	For the three-month periods ended March 31,
	2026	2025
Short-term benefits (1)	8	6
Share-based benefits (2)	31	3
Post-retirement benefits	-	-

	39	9

(1)	Does not include social security contributions of 2 and 1 for the three-month periods ended March 31, 2026 and 2025, respectively.
(2)	Include Value Generation Plan, see Note 38 and Note 37 to the annual consolidated financial statements.

38.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 37 to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

Retirement plan

The amount charged to expense related to the Retirement Plan was 1 and 1 for the three-month periods ended March 31, 2026 and 2025, respectively.

Short-term benefit programs

The amount charged to expense related to the short-term benefit programs was 36 and 38 for the three-month periods ended March 31, 2026 and 2025 respectively.

Share-based benefit plans

As of March 31, 2026, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 29.95 per PSARs. The charge to income related to the Value Creation Plan was a loss of 37 and a recovery of 1, for the three-month periods ended March 31, 2026 and 2025, respectively. As of December 31, 2025, weighted average fair value was US$ 20.84 per PSARs.

The amount charged to expense in relation with the remaining share-based benefit plans was 3 and 2 to be settled in equity instruments, for the three-month periods ended March 31, 2026 and 2025, respectively.

Note 2.b.11) to the annual consolidated financial statements describes the accounting policies for share-based benefit plans. Repurchases of treasury shares are disclosed in Note 32.

HORACIO DANIEL MARÍN President

37

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, or as otherwise indicated)

39. SUBSEQUENT EVENTS

Issuance of ON

On April 14, 2026, the Company issued in the local market Class XLIII NO denominated and payable in U.S. dollars for a nominal amount of 120, maturing in April 2030 and semi-annual interest payments at a fixed nominal annual rate of 5.5% from the ninth month.

Stock split on YPF’s ordinary shares

On April 30, 2026, the General Shareholders’ Meeting approved the modification of the nominal value of the Company’s shares from $10 (ten pesos) to $1 (one peso) per share, which means that for every share with a nominal value of $10 currently outstanding, 10 shares with a nominal value of $1 each will be issued, while the Company’s capital stock remains unchanged (“Split”). Likewise, the Split does not imply a change in the proportion of each shareholder’s equity interest, but only in the number of shares outstanding and their nominal value per share. The Split will also not alter the economic or voting rights of the shareholders.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other material subsequent events additional to those mentioned in notes whose effect on Group’s financial position, results of operations or their disclosure in notes to the financial statements for the period ended as of March 31, 2026, should have been considered in said financial statements under IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on May 7, 2026.

HORACIO DANIEL MARÍN President

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF MARCH 31, 2026

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ARCA	Collection Customs and Control Agency (Agencia de Recaudación y Control Aduanero) (formerly “AFIP”)
Argentina LNG	Argentina LNG S.A.U.
Associate	Company over which YPF has significant influence as provided for in IAS 28 “Investments in associates and joint ventures”
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine basin (cuenca Argentina Norte)
CDS	Central Dock Sud S.A.
CENCH	Hydrocarbon Unconventional Exploitation Concessions
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	CT Barragán S.A.
Eleran	Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
ENRE	National Electricity Regulatory Agency
FOB	Free on board
Gas Austral	Gas Austral S.A.
GPA	Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRIC	IFRS Interpretations Committe
IFRS	IFRS Accounting Standards
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
IPC	Consumer Price Index (Índice de Precios al Consumidor) published by INDEC
JO	Joint operation (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11 “Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
MEGA	Compañía Mega S.A.
Metroenergía	Metroenergía S.A.
Metrogas	Metrogas S.A.
MINEM	Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas basin (cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
OLCLP	Oleoducto Loma Campana - Lago Pellegrini S.A.U.
Oldelval	Oleoductos del Valle S.A.
OPESSA	Operadora de Estaciones de Servicios S.A.
OTA	OleoductoTrasandino (Argentina) S.A.
OTAMERICA	OTAMERICA Ebytem S.A.
OTC	OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Profertil S.A.
PSAR	Performance stock appreciation rights
Refinor	Refinería del Norte S.A.
RQT	Quinquennial Tariff Review (Revisión Quinquenal Tarifaria)
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SC Gas	SC Gas S.A.U.
SE	Secretariat of Energy (Secretaría de Energía) (formerly “MINEM” and “SGE”)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sur Inversiones Energéticas	Sur Inversiones Energéticas S.A.U.
Sustentator	Sustentator S.A.
Termap	Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
VMI	Vaca Muerta Inversiones S.A.U.
VMOS	VMOS S.A.
WEM	Wholesale Electricity Market
YPF Chile	YPF Chile S.A.
YPF EE	YPF Energía Eléctrica S.A.
YPF Gas	YPF Gas S.A.
YPF or the Company	YPF S.A.
YPF Ventures	YPF Ventures S.A.U.
Y-TEC	YPF Tecnología S.A.
Y-LUZ	Y-LUZ Inversora S.A.U. controlled by YPF EE

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 50 beginning on January 1, 2026.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the survey, exploration and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals, as well as the industrialization, transportation and commercialization of these products and their direct and indirect by-products, including petrochemical products, chemical products, whether derived from hydrocarbons or not, and non-fossil fuels, biofuels and their components, as well as the generation of electrical energy through the use of hydrocarbons, to which effect it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose the rendering, on its own, through a controlled company or in association with third parties, of telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. To better achieve these purposes, it may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991, under No. 404 of the Book 108 of Corporations, Volume A, with the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109 of the Book 113 of Corporations, Volume A, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

January 26, 2024, registered with the Public Registry of Commerce of the Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on March 15, 2024, under No. 4,735, Book 116 of Corporations. In addition, an amendment approved by the General Shareholders’ Meeting on April 30, 2026, is currently in the process of being registered in the aforementioned Public Registry.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF MARCH 31, 2026 AND DECEMBER 31, 2025 (UNAUDITED) (Amounts expressed in millions of Argentine pesos)

	Notes	March 31, 2026	December 31, 2025
ASSETS
Non-current assets
Intangible assets	8	1,478,362	1,548,809
Property, plant and equipment	9	26,940,626	27,682,554
Right-of-use assets	10	838,745	779,202
Investments in associates and joint ventures	11	2,365,104	2,334,746
Deferred income tax assets, net	19	56,478	13,055
Other receivables	14	875,961	940,204
Trade receivables	15	8,707	7,497

Total non-current assets		32,563,983	33,306,067

Current assets
Assets held for sale	12	1,318,789	1,479,221
Inventories	13	2,011,757	2,098,590
Contract assets	26	7,232	4,522
Other receivables	14	1,128,959	1,681,800
Trade receivables	15	2,456,372	2,399,905
Investments in financial assets	16	504,765	380,569
Cash and cash equivalents	17	1,825,751	1,352,703

Total current assets		9,253,625	9,397,310

TOTAL ASSETS		41,817,608	42,703,377

SHAREHOLDERS’ EQUITY
Capital		3,921	3,921
Adjustment to capital		6,081	6,081
Treasury shares		12	12
Adjustment to treasury shares		20	20
Share-based benefit plans		14,020	9,323
Acquisition cost of treasury shares		(34,414)	(34,274)
Share trading premiums		13,912	13,707
Issuance premiums		640	640
Legal reserve		1,083,622	1,141,047
Reserve for investments		9,072,843	9,553,655
Reserve for purchase of treasury shares		45,723	48,146
Other comprehensive income		5,934,760	6,039,399
Unappropriated retained earnings and losses		(485,606)	(1,096,460)

Shareholders’ equity attributable to shareholders of the parent company		15,655,534	15,685,217

Non-controlling interest		370,984	333,766

TOTAL SHAREHOLDERS’ EQUITY		16,026,518	16,018,983

LIABILITIES
Non-current liabilities
Provisions	18	880,641	884,901
Contract liabilities	26	291,460	261,205
Deferred income tax liabilities, net	19	703,603	541,035
Income tax liability		1,192,977	1,204,132
Taxes payable	20	26,832	26,749
Salaries and social security	21	135,244	90,400
Lease liabilities	22	457,557	396,386
Loans	23	11,745,180	11,931,848
Other liabilities	24	477,053	541,608
Accounts payable	25	8,013	8,404

Total non-current liabilities		15,918,560	15,886,668

Current liabilities
Liabilities directly associated with assets held for sale	12	1,459,695	1,713,545
Provisions	18	342,003	332,986
Contract liabilities	26	199,670	169,937
Income tax liability		266,278	105,232
Taxes payable	20	482,453	315,457
Salaries and social security	21	511,267	486,905
Lease liabilities	22	424,017	432,437
Loans	23	2,190,533	3,415,028
Other liabilities	24	735,438	580,311
Accounts payable	25	3,261,176	3,245,888

Total current liabilities		9,872,530	10,797,726

TOTAL LIABILITIES		25,791,090	26,684,394

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		41,817,608	42,703,377

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2026 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except per share information expressed in Argentine pesos)

		For the three-month periods ended March 31,
	Notes	2026	2025
Net income
Revenues	26	6,956,434	4,870,820
Costs	27	(4,478,072)	(3,506,382)

Gross profit		2,478,362	1,364,438

Selling expenses	28	(688,015)	(528,861)
Administrative expenses	28	(413,461)	(268,976)
Exploration expenses	28	(27,517)	(32,495)
Other net operating results	29	(107,510)	(342,297)

Operating profit		1,241,859	191,809

Income from equity interests in associates and joint ventures	11	166,345	86,034

Financial income	30	46,428	17,677
Financial costs	30	(422,202)	(296,717)
Other financial results	30	(77,696)	28,947

Net financial results	30	(453,470)	(250,093)

Net profit before income tax		954,734	27,750

Income tax	19	(342,873)	(40,720)

Net profit / (loss) for the period		611,861	(12,970)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		69,617	(40,032)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		161,540	98,348
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF (2)		(840,245)	492,110

Other comprehensive income for the period		(609,088)	550,426

Total comprehensive income for the period		2,773	537,456

Net profit / (loss) for the period attributable to:
Shareholders of the parent company		606,289	(19,864)
Non-controlling interest		5,572	6,894
Other comprehensive income for the period attributable to:
Shareholders of the parent company		(640,734)	531,518
Non-controlling interest		31,646	18,908
Total comprehensive income for the period attributable to:
Shareholders of the parent company		(34,445)	511,654
Non-controlling interest		37,218	25,802
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	33	1,546.33	(50.65)

(1)	Results generated by subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.
(2)	Correspond to the effect of the translation to YPF´s presentation currency, see Note 2.b.1).

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

5

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	For the three-month period ended March 31, 2026
	Shareholders’ contributions								Retained earnings (4)						Equity attributable to
	Capital	Adjustment to capital	Treasury shares	Adjustment to capital	Share- based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Legal reserve	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	3,921	6,081	12	20	9,323	(34,274)	13,707	640	1,141,047	9,553,655	48,146	6,039,399		(1,096,460)	15,685,217	333,766	16,018,983
Accrual of share-based benefit plans (3)	-	-	-	-	4,921	-	-	-	-	-	-	-		-	4,921	-	4,921
Settlement of share-based benefit plans	-	-	-	-	(224)	(140)	205	-	-	-	-	-		-	(159)	-	(159)
Other comprehensive income	-	-	-	-	-	-	-	-	(57,425)	(480,812)	(2,423)	(104,639)		4,565	(640,734)	31,646	(609,088)
Net profit for the period	-	-	-	-	-	-	-	-	-	-	-	-		606,289	606,289	5,572	611,861

Balance as of March 31, 2026	3,921	6,081	12	20	14,020	(34,414)	13,912	640	1,083,622	9,072,843	45,723	5,934,760	(1)	(485,606)	15,655,534	370,984	16,026,518

(1)  Includes 6,200,026 related to the effect of the translation of the shareholders’ contributions (see Note 36 “Effect of the translation of the shareholders’ contributions” section). (3,168,260) related to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, and 2,902,994 related to the recognition of the result from net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Notes 2.b.1) and 2.b.10) to the annual consolidated financial statements.

(2) Net of employees’ income tax withholding related to the share-based benefit plans.
(3) See Note 38.
(4) Includes 48,825 and 51,423 restricted to the distribution of retained earnings as of March 31, 2026, and December 2025, respectively. See Note 31 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

6

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025 (UNAUDITED) (cont.)

(Amounts expressed in millions of Argentine pesos)

	For the three-month period ended March 31, 2025
	Shareholders’ contributions								Retained earnings (4)						Equity attributable to
	Capital	Adjustment to capital	Treasury shares	Adjustment to capital	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Legal reserve	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	3,922	6,083	11	18	3,563	(9,655)	2,546	640	810,651	4,365,198	36,708	4,296,133		2,491,779	12,007,597	224,363	12,231,960
Accrual of share-based benefit plans (3)	-	-	-	-	2,770	-	-	-	-	-	-	-		-	2,770	-	2,770
Settlement of share-based benefit plans	-	-	-	-	(54)	(65)	44	-	-	-	-	-		-	(75)	-	(75)
Other comprehensive income	-	-	-	-	-	-	-	-	33,040	177,912	1,496	224,401		94,669	531,518	18,908	550,426
Net (loss) / profit for the period	-	-	-	-	-	-	-	-	-	-	-	-		(19,864)	(19,864)	6,894	(12,970)

Balance as of March 31, 2025	3,922	6,083	11	18	6,279	(9,720)	2,590	640	843,691	4,543,110	38,204	4,520,534	(1)	2,566,584	12,521,946	250,165	12,772,111

(1)  Includes 4,825,541 related to the effect of the translation of the shareholders’ contributions (see Note 36 “Effect of the translation of the shareholders’ contributions” section). (2,149,854) related to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, and 1,844,847 related to the recognition of the result from net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Notes 2.b.1) and 2.b.10) to the annual consolidated financial statements.

(2) Net of employees’ income tax withholding related to the share-based benefit plans.
(3) See Note 38.

(4)  Includes 75,099 and 72,137 restricted to the distribution of retained earnings as of March 31, 2025 and December 31, 2024, respectively. See Note 31 to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025 (UNAUDITED) (Amounts expressed in millions of Argentine pesos)

	For the three-month periods ended March 31,
	2026	2025
Cash flows from operating activities
Net profit / (loss)	611,861	(12,970)
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(166,345)	(86,034)
Depreciation of property, plant and equipment	921,680	757,677
Amortization of intangible assets	23,711	15,249
Depreciation of right-of-use assets	101,971	77,536
Retirement of property, plant and equipment and intangible assets and consumption of materials	75,417	104,639
Charge on income tax	342,873	40,720
Net increase in provisions	143,009	278,736
Effect of changes in exchange rates, interest and others	437,179	237,255
Share-based benefit plans	4,921	2,770
Result from sale of assets	(5,475)	(15,042)
Result from changes in fair value of assets held for sale	(19,979)	214,500
Changes in assets and liabilities:
Trade receivables	(85,404)	(26,840)
Other receivables	(24,771)	(208,368)
Inventories	(8,212)	(71,353)
Accounts payable	147,793	(316,130)
Taxes payable	171,204	(15,339)
Salaries and social security	82,838	33,351
Other liabilities	(129,212)	(109,306)
Decrease in provisions due to payment/use	(35,580)	(62,159)
Contract assets	(2,710)	4,845
Contract liabilities	71,735	60,475
Proceeds from collection of profit loss insurance	-	1,474
Income tax payments	(34,140)	(9,269)

Net cash flows from operating activities (1) (2)	2,624,364	896,417

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(1,530,062)	(1,279,802)
Additions of assets held for sale	(4,522)	(34,607)
Contributions and acquisitions of interests in associates and joint ventures	(48,892)	(74,621)
Acquisitions from business combinations net of cash and cash equivalents	-	(256,152)
Proceeds from sales of financial assets	70,164	101,514
Payments from purchase of financial assets	(201,963)	-
Interests received from financial assets	1,254	1,421
Proceeds from concessions, assignment agreements and sale of assets	739,624	75,669

Net cash flows used in investing activities	(974,397)	(1,466,578)

Financing activities: (3)
Payments of loans	(1,674,053)	(1,144,695)
Payments of interests	(364,107)	(232,177)
Proceeds from loans	1,081,404	1,854,108
Account overdrafts, net	(4,719)	-
Payments of leases	(134,990)	(110,201)
Payments of interests in relation to income tax	(38,971)	(459)

Net cash flows (used in) / from financing activities	(1,135,436)	366,576

Effect of changes in exchange rates on cash and cash equivalents	(41,483)	58,698

Increase / (Decrease) in cash and cash equivalents	473,048	(144,887)

Cash and cash equivalents at the beginning of the fiscal year	1,352,703	1,151,868
Cash and cash equivalents at the end of the period	1,825,751	1,006,981

Increase / Decrease in cash and cash equivalents	473,048	(144,887)

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is disclosed separately in this statement.
(2)

Includes 27,504 and 32,376 for the three-month periods ended March 31, 2026 and 2025, respectively, for payments of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the three-month periods ended March 31,
	2026	2025
Unpaid acquisitions of property, plant and equipment and intangible assets	562,398	643,447
Unpaid additions of assets held for sale	1,423	5,217
Additions of right-of-use assets	217,842	11,869
Capitalization of depreciation of right-of-use assets	13,795	17,313
Capitalization of financial accretion for lease liabilities	1,306	2,896
Unpaid receivables from the sale of assets	533,093	-

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the Autonomous City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading positions in the local market for Upstream, Midstream, Downstream, LNG, Integrated Gas and New Energies businesses in Argentina.

Structure and organization of the Group’s business

As of March 31, 2026, the Group carries out its operations in accordance with the following structure:

-	Upstream

-	Midstream and Downstream

-	LNG and Integrated Gas

-	New Energies

-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6. The following table presents the main companies of the Group as of March 31, 2026, by business segment:

Entity	Country	Main business	% of ownership of capital stock (1)	Relationship
Upstream
SC Gas	Argentina	Hydrocarbon exploitation	100%	Subsidiary
VMI	Argentina	Hydrocarbon exploitation	100%	Subsidiary
Midstream and Downstream
OPESSA	Argentina	Gas stations	99.99%	Subsidiary
Refinor	Argentina	Industrialization and commercialization of hydrocarbons	100%	Subsidiary
OTA	Argentina	Hydrocarbon transportation	36%	Joint venture
OTC	Chile	Hydrocarbon transportation	36%	Joint venture
Oldelval	Argentina	Hydrocarbon transportation	37%	Associate
OTAMERICA	Argentina	Hydrocarbon transportation	30%	Associate
Termap	Argentina	Hydrocarbon transportation	33.15%	Associate
VMOS (3)(5)	Argentina	Hydrocarbon transportation	24.49%	Associate
YPF Gas	Argentina	Commercialization of LPG	33.99%	Associate
LNG and Integrated Gas
YPF Chile	Chile	Commercialization of natural gas	100%	Subsidiary
Argentina LNG	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
Sur Inversiones Energéticas	Argentina	Industrialization and commercialization of LNG through Southern Energy S.A. associate	100%	Subsidiary
MEGA	Argentina	Separation of natural gas liquids and their fractionation	38%	Joint venture
New Energies
Metrogas (2)	Argentina	Distribution of natural gas	70%	Subsidiary
Metroenergía	Argentina	Commercialization of natural gas	71.50%	Subsidiary
Y-TEC	Argentina	Research and development of technology	51%	Subsidiary
YPF EE	Argentina	Generation of electric power	75%	Joint venture
CT Barragán	Argentina	Generation of electric power	50%	Joint venture
CDS (4)	Argentina	Generation of electric power	10.25%	Associate
Central Administration and Others
AESA	Argentina	Engineering and construction services	100%	Subsidiary
YPF Digital	Argentina	Digital development services and solutions	100%	Subsidiary

(1)	Held directly by YPF and indirectly through its subsidiaries.
(2)	See Note 35.c.3) “Note from ENARGAS related to YPF’s equity interest in Metrogas” section to the annual consolidated financial statements.
(3)	See Note 34.d) to the annual consolidated financial statements.
(4)	Additionally, the Group has a 22.36% indirect holding in capital stock through YPF EE.
(5)

On April 23, 2026, VMOS’s Shareholders’ Meeting approved an increase in the transportation capacity available to YPF and Chevron Argentina S.R.L., which will result in an increase in YPF’s equity interest in VMOS. As of the date of issuance of these condensed interim consolidated financial statements, such increase is pending subscription and payment. After the subscription and payment process is completed, YPF will hold a 29.82% interest in that company.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The condensed interim consolidated financial statements of the Company for the three-month period ended March 31, 2026, are presented in accordance with IAS 34 “Interim financial reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Company as of December 31, 2025 (“annual consolidated financial statements”) presented in U.S. dollars and in accordance with IFRS Accounting Standards as issued by the IASB.

These condensed interim consolidated financial statements corresponding to the three-month period ended March 31, 2026, are unaudited. The Company believes they include all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the three-month period ended March 31, 2026 does not necessarily reflect the proportion of the Group’s full-year net income.

2.b) Material accounting policies

The material accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax described in Note 19.

Functional currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency.

The consolidated financial statements used by YPF for statutory, legal and regulatory purposes in Argentina are those in pesos and filed with the CNV and approved by the Board of Directors and authorized to be issued on May 7, 2026.

Adoption of new standards, interpretations and amendments

The Company has adopted all standards, interpretations and amendments issued by the IASB that are relevant to its operations and are mandatory effective January 1, 2026, as described in Note 2.b.14) to the annual consolidated financial statements.

In accordance with Article 1, Chapter III, Title IV of the CNV rules, the early application of the IFRS and/or their amendments is not permitted for issuers filing financial statements with the CNV, unless specifically admitted by such commission. Consequently, standards and interpretations issued by the IASB whose application is not mandatory at the closing date of these condensed interim consolidated financial statements have not been adopted by the Group.

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the fiscal year or period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

The assumptions relating to the future and other key sources of uncertainty about the estimates made for the preparation of these condensed interim consolidated financial statements are consistent with those used by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Note 2.c) to the annual consolidated financial statements.

2.d) Comparative information

Amounts and other financial information corresponding to the fiscal year ended December 31, 2025 and for the three-month period ended March 31, 2025 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

3. SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and prices, with higher sales of natural gas during the winter at higher prices.

4. ACQUISITIONS AND DISPOSALS

The most relevant acquisitions and disposals of companies that took place during the three-month period ended March 31, 2026 are described below:

Asset exchange between YPF and Pluspetrol S.A. (“Pluspetrol”)

On January 22, 2026, the Company entered into an asset swap agreement with Pluspetrol (see Note 39 to the annual consolidated financial statements). On April 30, 2026, after the fulfillment of the closing conditions, the asset exchange agreement between YPF and Pluspetrol was completed, as a result of which YPF, which owned 50% of the rights and obligations in the “Aguada Villanueva,” “Las Tacanas,” and “Meseta Buena Esperanza” exploitation concessions prior to the aforementioned exchange, is the only owner of 100% of those concessions.

Likewise, on that date, YPF and Pluspetrol signed an amendment to the agreement entered into on January 22, 2026, whereby YPF agrees, subject to the fulfillment of closing conditions, to assign 20% of the “La Escalonada” and “Rincón La Ceniza” exploitation concessions to Pluspetrol through VMI, or alternatively, to transfer 44.44% of VMI’s shares to Pluspetrol. As of the date of issuance of these condensed consolidated interim financial statements, the closing conditions have not yet been met.

Acquisition of interest in the “Bandurria Sur,” “Bajo del Toro,” and “Bajo del Toro Norte” blocks

On February 1, 2026, YPF entered into agreements with Vista Energy S.A.B. de C.V. (“Vista”) for (i) the share purchase and sale agreement in Equinor Argentina S.A.U., the company that owns 30% of the “Bandurria Sur” exploitation concession, and (ii) the acquisition of a 15% interest in the “Bajo del Toro” and “Bajo del Toro Norte” exploitation concessions (see Note 39 to the consolidated annual financial statements).

On May 7, 2026, after the fulfillment of the closing conditions, the agreements entered into between YPF and Vista were completed; as of that date YPF, which held interests in the “Bandurria Sur,” “Bajo del Toro,” and “Bajo del Toro Norte” prior to the aforementioned agreements, owns a total (direct and indirect) interest of 44.9% in the “Bandurria Sur” block and 65% in the “Bajo del Toro” and “Bajo del Toro Norte” blocks.

5. FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), liquidity risk and credit risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the three-month period ended March 31, 2026, there were no significant changes in the administration or policies of risk management implemented by the Group as described in Note 4 to the annual consolidated financial statements.

•	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants mainly related to restrictions on incurring additional debt associated with the leverage ratio and the debt interest coverage ratio, restrictions on dividend payments, and events of defaults triggered by materially adverse judgements, among others. See Notes 17 and 33 to the annual consolidated financial statements and Notes 18 and 34.

The Group monitors compliance with covenants on a quarterly basis. As of March 31, 2026, the Group is in compliance with its covenants.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

The business segments structure is organized as follows:

•	Upstream

It performs all activities related to the exploration and exploitation of hydrocarbon fields and production of crude oil and natural gas.

Its revenues are mainly derived from: (i) the sale of the produced crude oil to third parties and to the Midstream and Downstream business segment; (ii) the sale of the produced natural gas to third parties and to the LNG and Integrated Gas business segment; and (iii) the sale of the natural gas retained in plant to the Midstream and Downstream business segment.

It incurs all costs related to the aforementioned activities.

•	Midstream and Downstream

It performs activities related to: (i) the refining, transportation and commercialization of refined products; (ii) the production, transportation and commercialization of petrochemical products; (iii) the transportation and commercialization of crude oil; and (iv) the commercialization of specialties for the agribusiness industry and of grains and their by-products.

Its revenues are mainly derived from the sale of crude oil, refined and petrochemical products, and specialties for agribusiness industry and grains and their by-products, through the businesses of Retail, Commercial Networks, Industries, Transportation, Aviation, Agro, Lubricants and Specialties, LPG, Chemicals, International Trade and Transportation and Sales to Companies. In addition, it obtains revenues from midstream oil, midstream gas and natural gas storage operations and the provision of LNG regasification services.

It incurs all costs related to the aforementioned activities, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) natural gas to be consumed in the refinery and petrochemical industrial complexes from the LNG and Integrated Gas business segment; and (iii) natural gas retained in plant from the Upstream business segment.

•	LNG and Integrated Gas

It performs activities related to: (i) natural gas transportation and commercialization to third parties and to the Midstream and Downstream business segment; (ii) the separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline, and its commercialization, through our investment in joint venture Mega; and (iii) the development of LNG capacity.

Its revenues are mainly derived from the sale of natural gas as producers to third parties and to the Midstream and Downstream and the New Energies business segments for our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the Upstream business segment.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

•	New Energies

It performs activities related to: (i) the definition and development of the new energy portfolio; (ii) the definition and development of sustainability and energy transitions programs; (iii) the distribution of natural gas through our subsidiary Metrogas; and (iv) the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC. Furthermore, through our joint ventures YPF EE and CT Barragán, this business segment performs activities related to the generation of conventional thermal electric power and renewable energy.

Its revenues are mainly derived from the sale and transportation and distribution of natural gas to third parties through our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the LNG and Integrated Gas business segment through our subsidiary Metrogas.

•	Central Administration and Others

It includes the remaining activities performed by the Group that do not fall within the aforementioned business segments and which are not reporting business segments, mainly comprising revenues, expenses and assets related to: (i) corporate administrative; (ii) the production of frac sand for well drilling/fracking purposes; (iii) the construction activities through our subsidiary AESA; and (iv) digital development services and solutions through our subsidiary YPF Digital.

Sales between business segments were made at internal transfer prices established by the Group, which approximately reflect domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

HORACIO DANIEL MARÍN President

13
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, and as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

									In millions of pesos
	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the three-month period ended March 31, 2026
Revenues	33		4,212	304	203	194	-	4,946	6,956,434
Revenues from intersegment sales	1,988		45	67	3	265	(2,368)	-	-

Revenues	2,021		4,257	371	206	459	(2,368)	4,946	6,956,434

Operating profit or loss	616	(3)	1,085	(1)	13	(170)	(665)	878	1,241,859
Income from equity interests in associates and joint ventures	-		9	17	75	-	-	101	166,345

Net financial results								(327)	(453,470)
Net profit before income tax								652	954,734
Income tax								(243)	(342,873)
Net profit for the period								409	611,861

Acquisitions of property, plant and equipment	828		169	18	9	12	-	1,036	1,435,473
Acquisitions of right-of-use assets	105		54	-	-	-	-	159	217,842
Increases from business combinations	-		-	-	-	-	-	-	-

Other income statement items
Depreciation of property, plant and equipment (2)	480		137	1	11	24	-	653	921,680
Amortization of intangible assets	-		9	-	3	5	-	17	23,711
Depreciation of right-of-use assets	42		30	-	-	1	-	73	101,971

Balance as of March 31, 2026
Assets	13,578		12,019	746	2,320	2,513	(818)	30,358	41,817,608

HORACIO DANIEL MARÍN President

14
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, and as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

								In millions of pesos
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the three-month period ended March 31, 2025
Revenues	18	3,868	333	189	200	-	4,608	4,870,820
Revenues from intersegment sales	2,049	62	67	3	282	(2,463)	-	-

Revenues	2,067	3,930	400	192	482	(2,463)	4,608	4,870,820

Operating profit or loss	(103)	422	(5)	24	(115)	(31)	192	191,809
Income from equity interests in associates and joint ventures	-	14	22	45	-	-	81	86,034

Net financial results							(245)	(250,093)
Net profit before income tax							28	27,750
Income tax							(38)	(40,720)
Net loss for the period							(10)	(12,970)

Acquisitions of property, plant and equipment	1,060	213	3	10	20	-	1,306	1,425,770
Acquisitions of right-of-use assets	2	1	-	-	8	-	11	11,869
Increases from business combinations	262	-	-	-	-	-	262	275,624

Other income statement items
Depreciation of property, plant and equipment (2)	561	125	1	10	21	-	718	757,677
Amortization of intangible assets	-	9	-	4	1	-	14	15,249
Depreciation of right-of-use assets	41	31	-	-	2	-	74	77,536

Balance as of December 31, 2025
Assets	13,167	11,093	735	2,502	2,094	(152)	29,439	42,703,377

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes US$ 9 millions of unproductive exploratory drillings as of March 31, 2026.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

7.  FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below present the Group’s financial assets measured at fair value through profit or loss as of March 31, 2026 and December 31, 2025, and their allocation to their fair value hierarchy levels:

	As of March 31, 2026
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	487,415	-	-	487,415
- Private securities - NO	17,350	-	-	17,350

	504,765	-	-	504,765

Cash and cash equivalents:
- Mutual funds	564,028	-	-	564,028
- Public securities	50,968	-	-	50,968

	614,996	-	-	614,996

	1,119,761	-	-	1,119,761

	As of December 31, 2025
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	360,622	-	-	360,622
- Private securities - NO	19,947	-	-	19,947

	380,569	-	-	380,569

Cash and cash equivalents:
- Mutual funds	554,227	-	-	554,227
- Public securities	34,812	-	-	34,812

	589,039	-	-	589,039

	969,608	-	-	969,608

The Group has no financial liabilities measured at fair value through profit or loss.

During the three-month period ended March 31, 2026, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining loans, amounted to 13,690,087 and 15,514,096 as of March 31, 2026 and December 31, 2025, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their carrying amount.

8.  INTANGIBLE ASSETS

	March 31, 2026	December 31, 2025
Net carrying amount of intangible assets	1,533,085	1,606,432
Provision for impairment of intangible assets (1)	(54,723)	(57,623)

	1,478,362	1,548,809

(1)	Includes (2,900) and 16,685 corresponding to the conversion effect as of March 31, 2026 and December 31, 2025, respectively.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

8.  INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the three-month period ended March 31, 2026 and as of the year ended December 31, 2025 is as follows:

	Service concessions	Exploration rights and hydrocarbon resources	Other intangibles	Total
Cost	1,082,670	113,320	551,767	1,747,757
Accumulated amortization	753,429	-	447,563	1,200,992

Balance as of December 31, 2024	329,241	113,320	104,204	546,765

Cost
Increases	92,236	-	12,529	104,765
Increases from business combinations	-	759,941	-	759,941
Translation effect	456,262	107,049	187,306	750,617
Adjustment for inflation (1)	-	-	34,598	34,598
Decreases, reclassifications and other movements	-	(57,196)	34,934	(22,262)

Accumulated amortization
Increases	34,237	-	46,335	80,572
Translation effect	312,637	-	156,503	469,140
Adjustment for inflation (1)	-	-	22,323	22,323
Decreases, reclassifications and other movements	-	-	(4,043)	(4,043)

Cost	1,631,168	923,114	821,134	3,375,416
Accumulated amortization	1,100,303	-	668,681	1,768,984

Balance as of December 31, 2025	530,865	923,114	152,453	1,606,432

Cost
Increases	10,782	-	2,359	13,141
Increases from business combinations	-	-	-	-
Translation effect	(82,143)	(46,459)	(33,931)	(162,533)
Adjustment for inflation (1)	-	-	14,414	14,414
Decreases, reclassifications and other movements	-	-	12,319	12,319

Accumulated amortization
Increases	9,363	-	14,348	23,711
Translation effect	(55,613)	-	(27,991)	(83,604)
Adjustment for inflation (1)	-	-	10,581	10,581
Decreases, reclassifications and other movements	-	-	-	-

Cost	1,559,807	876,655	816,295	3,252,757
Accumulated amortization	1,054,053	-	665,619	1,719,672

Balance as of March 31, 2026	505,754	876,655	150,676	1,533,085

(1)

Corresponds to the adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

9.  PROPERTY, PLANT AND EQUIPMENT

	March 31, 2026	December 31, 2025
Net carrying amount of property, plant and equipment	28,070,685	28,902,606
Provision for obsolescence of materials and equipment	(662,676)	(701,832)
Provision for impairment of property, plant and equipment	(467,383)	(518,220)

	26,940,626	27,682,554

HORACIO DANIEL MARÍN President

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9. PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the three-month periods ended March 31, 2026 and as of the year ended December 31, 2025 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,397,768	29,380,502	9,616,896	750,211	1,606,015	6,255,923	60,235	921,363	1,614,157	1,417,617	983,516	54,004,203
Accumulated depreciation	733,891	23,011,806	6,420,236	389,498	-	-	-	825,928	1,073,276	730,457	769,479	33,954,571

Balance as of December 31, 2024	663,877	6,368,696	3,196,660	360,713	1,606,015	6,255,923	60,235	95,435	540,881	687,160	214,037	20,049,632

Cost
Increases	998	193,786	145,749	23,738	1,092,716	4,773,047	65,539	4,823	61	-	11,277	6,311,734
Increases from business combinations	15,846	217,829	73,466	110,066	62,572	55,125	-	-	-	-	-	534,904
Translation effect	460,776	12,769,595	4,011,197	303,398	567,419	2,229,359	9,263	351,490	666,855	-	256,368	21,625,720
Adjustment for inflation (1)	90,170	-	-	34,715	11,388	16,961	-	20,784	-	441,446	111,579	727,043
Decreases, reclassifications and other movements	(42,594)	(2,390,050)	749,629	242,878	(1,500,349)	(5,477,667)	(115,194)	30,459	45,237	57,912	(23,974)	(8,423,713)	(2) (3)

Accumulated depreciation
Increases	34,109	2,904,444	487,506	78,303	-	-	-	50,106	92,608	37,302	38,653	3,723,031
Translation effect	236,103	9,786,042	2,693,411	134,340	-	-	-	323,524	453,051	-	209,482	13,835,953
Adjustment for inflation (1)	49,029	-	-	21,358	-	-	-	14,160	-	227,464	81,617	393,628
Decreases, reclassifications and other movements	(36,193)	(5,901,506)	-	(38,374)	-	-	-	(13,262)	(997)	(1,517)	(38,049)	(6,029,898)	(2) (3)

Cost	1,922,964	40,171,662	14,596,937	1,465,006	1,839,761	7,852,748	19,843	1,328,919	2,326,310	1,916,975	1,338,766	74,779,891
Accumulated depreciation	1,016,939	29,800,786	9,601,153	585,125	-	-	-	1,200,456	1,617,938	993,706	1,061,182	45,877,285

Balance as of December 31, 2025	906,025	10,370,876	4,995,784	879,881	1,839,761	7,852,748	19,843	128,463	708,372	923,269	277,584	28,902,606

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

9. PROPERTY, PLANT AND EQUIPMENT (cont.)

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,922,964	40,171,662	14,596,937	1,465,006	1,839,761	7,852,748	19,843	1,328,919	2,326,310	1,916,975	1,338,766	74,779,891
Accumulated depreciation	1,016,939	29,800,786	9,601,153	585,125	-	-	-	1,200,456	1,617,938	993,706	1,061,182	45,877,285

Balance as of December 31, 2025	906,025	10,370,876	4,995,784	879,881	1,839,761	7,852,748	19,843	128,463	708,372	923,269	277,584	28,902,606

Cost
Increases	353	-	5,528	1,197	274,601	1,146,247	2,514	1,549	-	-	3,484	1,435,473
Increases from business combinations	-	-	-	-	-	-	-	-	-	-	-	-
Translation effect	(77,677)	(2,053,470)	(751,873)	(67,178)	(88,546)	(353,261)	(1,116)	(62,358)	(118,070)	-	(42,729)	(3,616,278)
Adjustment for inflation (1)	35,572	-	-	14,858	4,537	4,158	-	8,693	-	175,570	45,154	288,542
Decreases, reclassifications and other movements	15,528	754,259	403,574	23,563	(251,584)	(1,061,386)	1,413	4,550	36,034	5,345	4,175	(64,529)

Accumulated depreciation
Increases	13,589	712,549	140,813	21,015	-	-	-	12,924	26,206	11,296	10,602	948,994
Translation effect	(40,681)	(1,517,206)	(486,712)	(26,373)	-	-	-	(57,490)	(82,060)	-	(35,132)	(2,245,654)
Adjustment for inflation (1)	19,826	-	-	8,999	-	-	-	5,968	-	89,623	33,542	157,958
Decreases, reclassifications and other movements	(516)	(4,606)	-	19,705	-	-	-	(3)	(244)	-	(505)	13,831

Cost	1,896,740	38,872,451	14,254,166	1,437,446	1,778,769	7,588,506	22,654	1,281,353	2,244,274	2,097,890	1,348,850	72,823,099
Accumulated depreciation	1,009,157	28,991,523	9,255,254	608,471	-	-	-	1,161,855	1,561,840	1,094,625	1,069,689	44,752,414

Balance as of March 31, 2026	887,583	9,880,928	4,998,912	828,975	1,778,769	7,588,506	22,654	119,498	682,434	1,003,265	279,161	28,070,685

(1)

Corresponds to the adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes 404,035 and 78,681 of cost and accumulated depreciation, respectively, of assets related to the “Aguada del Chañar” exploitation concession reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 11.b) to the annual consolidated financial statements

(3)

Includes 6,700,490 and 5,614,054 of cost and accumulated depreciation, respectively, of assets related to the “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr” exploitation concessions within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 11.a) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

9. PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the three-month periods ended March 31, 2026 and 2025, the rate of capitalization was 7.03% and 6.57%, respectively, and the amount capitalized amounted to 5,733 and 2,963, respectively.

Set forth present is the evolution of the provision for obsolescence of materials and equipment for the three-month period ended March 31, 2026 and as of the year ended December 31, 2025:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2024	229,813

Increases charged to profit or loss	453,929
Decreases charged to profit or loss	(54,034)
Applications due to utilization	(25,858)
Translation effect	165,860
Adjustment for inflation (1)	1,463
Reclassifications	(69,341)

Balance as of December 31, 2025	701,832

Increases charged to profit or loss	174
Decreases charged to profit or loss	(11,425)
Applications due to utilization	(467)
Translation effect	(34,932)
Adjustment for inflation (1)	654
Reclassifications	6,840

Balance as of March 31, 2026	662,676

(1)

Corresponds to the adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth present is the evolution of the provision for impairment of property, plant and equipment for the three-month period ended March 31, 2026 and as of the year ended December 31, 2025:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2024	512,396

Increases charged to profit or loss	3,503
Decreases charged to profit or loss	(10,107)
Depreciation (1)	(168,137)
Translation effect	175,215
Adjustment for inflation (2)	5,350

Balance as of December 31, 2025	518,220

Increases charged to profit or loss	-
Decreases charged to profit or loss	-
Depreciation (1)	(27,314)
Translation effect	(24,786)
Adjustment for inflation (2)	1,263

Balance as of March 31, 2026	467,383

(1)	Included in “Depreciation of property, plant and equipment” line item in the statement of comprehensive income, see Note 28.
(2)

Corresponds to the adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

10. RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the three-month period ended March 31, 2026 and as of the year ended December 31, 2025 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	54,305	584,830	631,922	116,145	693,712	2,080,914
Accumulated depreciation	32,896	517,392	294,406	69,119	401,858	1,315,671

Balance as of December 31, 2024	21,409	67,438	337,516	47,026	291,854	765,243

Cost
Increases	68	53,812	48,834	-	167,983	270,697
Translation effect	19,563	234,322	273,756	36,037	304,986	868,664
Adjustment for inflation (1)	343	-	-	8,694	-	9,037
Decreases, reclassifications and other movements	(9,405)	(24,266)	(5,740)	-	(62,048)	(101,459)

Accumulated depreciation
Increases	6,816	41,657	137,915	14,579	223,316	424,283
Translation effect	13,881	218,278	150,048	21,368	202,146	605,721
Adjustment for inflation (1)	341	-	-	6,758	-	7,099
Decreases, reclassifications and other movements	(1,119)	(2,634)	-	-	(370)	(4,123)

Cost	64,874	848,698	948,772	160,876	1,104,633	3,127,853
Accumulated depreciation	52,815	774,693	582,369	111,824	826,950	2,348,651

Balance as of December 31, 2025	12,059	74,005	366,403	49,052	277,683	779,202

Cost
Increases	28	143,027	26,630	-	48,157	217,842
Translation effect	(3,189)	(42,434)	(48,663)	(6,139)	(55,601)	(156,026)
Adjustment for inflation (1)	138	-	-	3,409	-	3,547
Decreases, reclassifications and other movements	-	(25,872)	-	(11,576)	-	(37,448)

Accumulated depreciation
Increases	1,678	15,500	40,659	4,015	53,914	115,766
Translation effect	(2,625)	(39,115)	(31,275)	(4,088)	(42,993)	(120,096)
Adjustment for inflation (1)	135	-	-	2,918	-	3,053
Decreases, reclassifications and other movements	-	(25,441)	-	(4,910)	-	(30,351)

Cost	61,851	923,419	926,739	146,570	1,097,189	3,155,768
Accumulated depreciation	52,003	725,637	591,753	109,759	837,871	2,317,023

Balance as of March 31, 2026	9,848	197,782	334,986	36,811	259,318	838,745

(1)

Corresponds to the adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the value of the investments in associates and joint ventures at an aggregate level as of March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
Amount of investments in associates	469,891	473,518
Amount of investments in joint ventures	1,895,213	1,861,228

	2,365,104	2,334,746

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main concepts which affected the value of the aforementioned investments during the three-month period ended March 31, 2026 and as of the year ended December 31, 2025, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2024	2,019,790

Acquisitions and contributions	113,669
Capitalization in associates and joint ventures	13,726
Income on investments in associates and joint ventures	149,044
Distributed dividends (4)	(292,912)
Translation differences	773,380
Adjustment for inflation (1)	25,562
Decrease of companies (2)	(379,476)
Other movements (3)	(88,037)

Balance as of December 31, 2025	2,334,746

Acquisitions and contributions	48,892
Capitalization in associates and joint ventures	-
Income on investments in associates and joint ventures	166,345
Distributed dividends	(53,727)
Translation differences	(141,729)
Adjustment for inflation (1)	10,577
Decrease of companies	-
Other movements	-

Balance as of March 31, 2026	2,365,104

(1)

Corresponds to the adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, see Note 2.b.1) to the annual consolidated financial statements.

(2)	Corresponds to the decrease due to the sale of Profertil, see Note 3 to the annual consolidated financial statements.
(3)	Corresponds to the decrease in the OLCLP and Refinor joint ventures, see Note 3 to the annual consolidated financial statements.
(4)	Includes 32,495 that were offset by trade liabilities.

The following table presents the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the three-month periods ended March 31, 2026 and 2025. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the three-month periods ended March 31,		For the three-month periods ended March 31,
	2026	2025	2026	2025
Net income	35,785	10,437	130,560	75,597
Other comprehensive income	(34,583)	14,352	(96,569)	77,334

Comprehensive income	1,202	24,789	33,991	152,931

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES

The following table presents the main assets held for sale and associated liabilities as of March 31, 2026 and December 31, 2025:

	Upstream	Midstream and Downstream	Total
Balance as of March 31, 2026
Assets held for sale
Property, plant and equipment - Optimization plan of the conventional Upstream portfolio	1,310,825	-	1,310,825
Property, plant and equipment - Gas stations	-	7,964	7,964

	1,310,825	7,964	1,318,789

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Optimization plan of the conventional Upstream portfolio	1,447,059	-	1,447,059
Provision for environmental liabilities - Optimization plan of the conventional Upstream portfolio	6,816	-	6,816
Liabilities for concessions - Optimization plan of the conventional Upstream portfolio	5,820	-	5,820

	1,459,695	-	1,459,695

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

	Upstream	Midstream and Downstream	Total
Balance as of December 31, 2025
Assets held for sale
Property, plant and equipment - Optimization plan of the conventional Upstream portfolio	1,470,346	-	1,470,346
Property, plant and equipment - Gas stations	-	8,875	8,875

	1,470,346	8,875	1,479,221

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Optimization plan of the conventional Upstream portfolio	1,700,516	-	1,700,516
Provision for environmental liabilities - Optimization plan of the conventional Upstream portfolio	6,817	-	6,817
Liabilities for concessions - Optimization plan of the conventional Upstream portfolio	6,212	-	6,212

	1,713,545	-	1,713,545

12.a) Optimization plan of the conventional Upstream portfolio

12.a.1) Description of the Plan

The Optimization plan of the conventional Upstream portfolio is described in Note 11.a.1) to the annual consolidated financial statements.

As of the date of issuance of these condensed interim consolidated financial statements, the Company has signed assignment agreements for certain groups of assets as held for sale that are subject to closing conditions mainly related to regulatory and provincial approvals, for which the Company is taking the necessary steps to close; and considers that it is highly probable that these assets will be disposed. In addition, the Company maintains groups of assets as held for sale for which agreements have not yet been signed but continues in negotiations with third parties for their disposal or reversal. The delay in the fulfillment of the plan for the disposal of mature fields is due to the complexity of the negotiations, which is beyond the Company’s control. As of the date of issuance of these condensed interim consolidated financial statements, the Company considers that the disposal of such assets continues to be highly probable during 2026.

12.a.2) Accounting matters

In relation to the assignment and/or reversion agreements that have met the agreed closing conditions during the three-month period ended March 31, 2026, the Company recognized:

-	A gain from sale of assets in the “Other net operating results” line item in the statement of comprehensive income of 5,475.

-	A gain from changes in the fair value of assets held for sale under “Other net operating results” line item in the statement of comprehensive income of 19,979.

-	The derecognition of the carrying amount of the liabilities directly associated with assets held for sale net of the assets held for sale of 130,324.

Likewise, the Company has committed to an optimization plan that involves operating efficiency measures related to the reduction of third party employees directly or indirectly affected to the operation of areas related to certain groups of assets held for disposal. For such concept, the Company recognized a loss for 98,773 in the “Provision for operating optimizations” line under “Other operating results, net” line item in the statement of comprehensive income.

13. INVENTORIES

	March 31, 2026		December 31, 2025
Finished goods	1,295,542		1,335,298
Crude oil and natural gas	517,377		569,719	(2)
Products in process	69,576		56,049
Raw materials, packaging materials and others	129,262		137,524

	2,011,757	(1)	2,098,590	(1)

(1)	As of March 31, 2026, and December 31, 2025, the carrying amount of inventories does not exceed their net realizable value.
(2)	Includes 29,786 corresponding to the provision of inventories write-down as of December 31, 2025, respectively, see Note 12 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

14. OTHER RECEIVABLES

	March 31, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Receivables from services, sales of other assets and other advance payments	105,025	159,229	122,759	729,011	(3)
Tax credit and export rebates	116,800	138,118	97,201	143,490
Loans and balances with related parties (1)	271,032	92,431	289,989	51,218
Collateral deposits	2	22,677	2	22,064
Prepaid expenses	61,164	112,649	69,395	56,750
Advances and loans to employees	586	9,401	578	9,296
Advances to suppliers and custom agents (2)	10,372	72,272	9,118	130,073
Receivables with partners in JO and Consortiums	293,609	421,728	336,027	434,170
Miscellaneous	72,940	100,478	71,579	105,807

	931,530	1,128,983	996,648	1,681,879
Provision for other doubtful receivables	(55,569)	(24)	(56,444)	(79)

	875,961	1,128,959	940,204	1,681,800

(1)	See Note 37 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.
(3)	Includes receivable balances from the sale of Profertil, see Note 3 to the annual consolidated financial statements.

15. TRADE RECEIVABLES

	March 31, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	18,495	2,565,349	17,285	2,507,770
Provision for doubtful trade receivables	(9,788)	(108,977)	(9,788)	(107,865)

	8,707	2,456,372	7,497	2,399,905

(1)	See Note 37 for information about related parties.
(2)	See Note 26 for information about credits for contracts included in trade receivables.

Set forth present is the evolution of the provision for doubtful trade receivables for the three-month period ended March 31, 2026 and for the fiscal year ended December 31, 2025:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2024	9,788	(2)	53,757
Increases charged to expenses	-		84,015
Decreases charged to income	-		(9,252)
Applications due to utilization	-		(29,381)
Net exchange and translation differences	-		9,320
Result from net monetary position (1)	-		(402)
Reclassifications	-		(192)

Balance as of December 31, 2025	9,788	(2)	107,865

Increases charged to expenses	-		10,055
Decreases charged to income	-		(6,470)
Applications due to utilization	-		(1,792)
Net exchange and translation differences	-		(613)
Result from net monetary position (1)	-		(68)
Reclassifications	-		-

Balance as of March 31, 2026	9,788	(2)	108,977

(1)

Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)	Mainly including credits with distributors of natural gas for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.

16. INVESTMENTS IN FINANCIAL ASSETS

	March 31, 2026		December 31, 2025
Investments at fair value through profit or loss
Public securities	487,415	(1)	360,622
Private securities - NO	17,350		19,947

	504,765		380,569

(1)	See Note 37.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

17. CASH AND CASH EQUIVALENTS

	March 31, 2026	December 31, 2025
Cash and banks (1)	443,897	287,600
Short-term investments (2)	766,858	476,064
Financial assets at fair value through profit or loss (3)	614,996	589,039

	1,825,751	1,352,703

(1)	Includes balances granted as collateral, see Note 34.d) to the annual consolidated financial statements.
(2)	Includes 100,770 and 18,897 of term deposits and other investments with BNA as of March 31, 2026 and December 31, 2025, respectively.
(3)	See Note 7.

18. PROVISIONS

Changes in the Group’s provisions for the three-month period ended March 31, 2026 and for the fiscal year ended December 31, 2025 are as follows:

	Provision for lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Non- current	Current	Non- current	Current	Non- current	Current	Non- current	Current
Balance as of December 31, 2024	133,291	21,135	102,348	37,843	882,286	60,413	1,117,925	119,391

Increases charged to expenses	53,664	638	193,570	-	145,055	-	392,289	638
Decreases charged to income	(10,945)	(41)	(1,575)	-	(51,495)	-	(64,015)	(41)
Increases from business combinations	2,881	-	-	-	14,565	-	17,446	-
Applications due to utilization	(2,685)	(28,990)	-	(112,677)	-	(27,441)	(2,685)	(169,108)
Net exchange and translation differences	13,395	8,400	47,230	-	383,437	21,705	444,062	30,105
Result from net monetary position (1)	(57)	-	-	-	-	-	(57)	-
Reclassifications and other movements (2)	(28,781)	28,150	(243,001)	246,609	(748,282)	77,242	(1,020,064)	352,001

Balance as of December 31, 2025	160,763	29,292	98,572	171,775	625,566	131,919	884,901	332,986

Increases charged to expenses	20,271	5	68,239	-	21,534	-	110,044	5
Decreases charged to income	(1,092)	(11)	(704)	-	(8,480)	-	(10,276)	(11)
Increases from business combinations	-	-	-	-	-	-	-	-
Applications due to utilization	(146)	(1,378)	-	(27,798)	-	(5,285)	(146)	(34,461)
Net exchange and translation differences	(2,244)	(1,460)	(13,737)	-	(31,711)	(6,461)	(47,692)	(7,921)
Result from net monetary position (1)	(35)	-	-	-	-	-	(35)	-
Reclassifications and other movements	(1,738)	1,690	(48,909)	47,034	(5,508)	2,681	(56,155)	51,405

Balance as of March 31, 2026	175,779	28,138	103,461	191,011	601,401	122,854	880,641	342,003

(1)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)

Includes 350,928 and 5,152 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, related to the “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr” exploitation concessions within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Note 11.a) to the annual consolidated financial statements.

Provisions are described in Note 17 to the annual consolidated financial statements.

19. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as the closing date of these condensed interim consolidated financial statements, considering the tax criteria that the Group assumes to apply during the fiscal year. If the estimate of such rate is modified based on new elements of judgment, the income tax expense could require adjustments in subsequent periods.

The amount accrued of income tax charge for the three-month periods ending March 31, 2026 and 2025 is as follows:

	For the three-month periods ended March 31,
	2026	2025
Current income tax	(208,332)	(19,845)
Deferred income tax	(134,541)	(20,875)

	(342,873)	(40,720)

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

19. INCOME TAX (cont.)

The effective income tax rate projected at the end of the fiscal year amounts to 35.91%. The difference between this rate and the effective rate as of December 31, 2025 is mainly explained by the effect of adhering in November 2025 to the Regularization plan associated with the calculation of tax loss carryforwards, see Note 18 to the annual consolidated financial statements.

As of March 31, 2026 and December 31, 2025 the Group has classified as deferred tax asset 56,478 and 13,055, respectively, and as deferred tax liability 703,603 and 541,035, respectively, all of which arise from the net deferred tax balances of each of the individual companies included in these condensed interim consolidated financial statements.

As of March 31, 2026 and December 31, 2025, the causes that generated charges within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

20. TAXES PAYABLE

	March 31, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
VAT	-	74,560	-	59,925
Withholdings and perceptions	-	95,197	-	112,127
Royalties	-	133,602	-	74,016
Fuels tax	26,459	121,475	26,459	20,638
Turnover tax	-	9,693	-	9,525
Miscellaneous	373	47,926	290	39,226

	26,832	482,453	26,749	315,457

21. SALARIES AND SOCIAL SECURITY

	March 31, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Salaries and social security	-	136,358	-	105,389
Bonuses and incentives provision	-	236,906	-	240,216
Cash-settled share-based payments provision (1)	130,646	-	83,504	-
Vacation provision	-	85,439	-	87,910
Provision for severance indemnities (2)	-	44,529	-	44,447
Miscellaneous	4,598	8,035	6,896	8,943

	135,244	511,267	90,400	486,905

(1)	Corresponds to the Value Generation Plan, see Note 38.
(2)	Includes, mainly, severance indemnities related to the Mature Fields Project, see Note 11.a) to the annual consolidated financial statements

22. LEASE LIABILITIES

The evolution of the Group’s leases liabilities for the three-month period ended March 31, 2026 and for the fiscal year ended December 31, 2025, is as follows:

Lease liabilities
Balance as of December 31, 2024	799,656

Increases of leases	270,697
Financial accretions	79,309
Decreases of leases	(98,411)
Payments	(501,810)
Net exchange and translation differences	279,383
Result from net monetary position (1)	(1)

Balance as of December 31, 2025	828,823

Increases of leases	217,842
Financial accretions	17,385
Decreases of leases	(8,799)
Payments	(134,990)
Net exchange and translation differences	(38,686)
Result from net monetary position (1)	(1)

Balance as of March 31, 2026	881,574

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

23. LOANS

					March 31, 2026			December 31, 2025
	Interest rate (1)			Maturity	Non-current	Current		Non-current	Current
Pesos:
Financial loans	12.57%	-	43.04%	2026-2027	39,160	77,024		88,194	34,630
Account overdrafts		-		-	-	-		-	4,724

					39,160	77,024		88,194	39,354

Currencies other than the peso:
NO (2) (3)	0.00%	-	10.00%	2026-2047	10,786,338	1,674,140		10,828,470	2,154,333
Exports pre-financing	2.00%	-	8.65%	2026-2028	140,021	19,934	(5)	221,317	286,067
Imports financing	7.60%	-	10.50%	2026	-	29,488		-	30,201
Financial loans (4)	3.00%	-	9.25%	2026-2030	779,661	335,340		793,867	811,933
Stock market promissory notes	3.95%	-	4.50%	2026	-	54,607		-	93,140

					11,706,020	2,113,509		11,843,654	3,375,674

					11,745,180	2,190,533		11,931,848	3,415,028

(1)	Nominal annual interest rate as of March 31, 2026.
(2)	Disclosed net of 243,517 and 254,221 corresponding to YPF’s own NO repurchased through open market transactions, as of March 31, 2026, and December 31, 2025, respectively.
(3)

Includes 1,677,295 and 2,139,221 as of March 31, 2026, and December 31, 2025, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 390,748 and 338,464 of loans granted by BNA as of March 31, 2026 and December 31, 2025, respectively.
(5)	Includes 4,136 as of March 31, 2026 of pre-financing of exports granted by BNA.

Set forth below is the evolution of the loans for three-month period ended March 31, 2026 and for the fiscal year ended December 31, 2025:

Loans
Balance as of December 31, 2024	9,214,492

Proceeds from loans	5,427,949
Payments of loans	(3,555,040)
Payments of interest	(820,364)
Account overdrafts, net	4,719
Accrued interest (1)	865,596
Net exchange and translation differences	4,184,012
Result from net monetary position (2)	(7,620)
Increases from business combinations	33,132

Balance as of December 31, 2025	15,346,876

Proceeds from loans	1,081,404
Payments of loans	(1,674,053)
Payments of interest	(364,107)
Account overdrafts, net	(4,719)
Accrued interest (1)	278,756
Net exchange and translation differences	(728,592)
Result from net monetary position (2)	148
Increases from business combinations	-

Balance as of March 31, 2026	13,935,713

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period which was charged to net profit or loss in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

23. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								March 31, 2026		December 31, 2025
Month	Year	Principal value (3)		Class	Interest rate (1)		Principal maturity	Non-current	Current	Non-current	Current
YPF
-	1998	U.S. dollar	15	-	Fixed	10.00%	2028	20,412	856	21,494	364
July, December	2017	U.S. dollar	644	Class LIII	Fixed	6.95%	2027	890,940	11,276	939,447	28,006
December	2017	U.S. dollar	537	Class LIV	Fixed	7.00%	2047	730,092	15,433	768,782	2,608
June	2019	U.S. dollar	399	Class I	Fixed	8.50%	2029	548,100	12,298	577,147	551
February	2021	U.S. dollar	748	Class XVII	Fixed	9.00%	2029	739,886	319,920	779,096	313,660
February	2021	U.S. dollar	576	Class XVIII	Fixed	7.00%	2033	769,689	-	808,875	15,585
July	2021	U.S. dollar	384	Class XX	Fixed	5.75%	2032	415,839	80,872	477,683	93,836
January	2023	U.S. dollar	230	Class XXI	-	-	-	-	-	-	222,666
April	2023	U.S. dollar	38	Class XXIV	Fixed	1.00%	2027	51,681	92	54,420	100
June	2023	U.S. dollar	213	Class XXV	-	-	-	-	-	-	272,931
September	2023	U.S. dollar	400	Class XXVI	Fixed	0.00%	2028	551,000	-	580,200	-
October	2023	U.S. dollar	128	Class XXVII	Fixed	0.00%	2026	-	173,622	-	192,255
January	2024	U.S. dollar	800	Class XXVIII	Fixed	9.50%	2031	875,484	239,286	1,036,414	164,802
May	2024	U.S. dollar	131	Class XXIX	-	-	-	-	-	-	191,024
July, April	2024/25	U.S. dollar	389	Class XXX	Fixed	1.00%	2026	-	417,597	-	535,423
September	2024	U.S. dollar	540	Class XXXI	Fixed	8.75%	2031	1,440,683	6,552	1,517,683	30,694
October	2024	U.S. dollar	125	Class XXXII	Fixed	6.50%	2028	172,188	2,453	181,313	2,648
October	2024	U.S. dollar	25	Class XXXIII	Fixed	7.00%	2028	34,438	1,136	36,263	570
January (4)	2025	U.S. dollar	1,632	Class XXXIV	Fixed	8.25%	2034	2,237,346	38,568	1,565,996	61,639
February	2025	U.S. dollar	140	Class XXXV	Fixed	6.25%	2027	-	193,422	202,432	1,216
May (2)	2025	U.S. dollar	140	Class XXXVII	Fixed	7.00%	2027	191,412	1,999	201,404	2,185
July (2)	2025	U.S. dollar	250	Class XXXVIII	Fixed	7.50%	2027	341,704	4,990	359,585	5,405
July, August (2)	2025	U.S. dollar	225	Class XXXIX	Fixed	8.75%	2030	212,563	5,014	223,290	11,933
August (2)	2025	U.S. dollar	51	Class XL	Fixed	7.50%	2028	69,335	463	73,007	518
October (4)	2025	U.S. dollar	99	Class XLI	Fixed	6.00%	2027	-	137,687	142,715	2,142
December (4)	2025	U.S. dollar	361	Class XLII	Fixed	7.00%	2027	493,546	10,604	281,224	1,572

								10,786,338	1,674,140	10,828,470	2,154,333

(1)	Nominal annual interest rate as of March 31, 2026.
(2)	During the three-month period ended March 31, 2026, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	Total nominal value issued without including the nominal values canceled through exchanges or repurchases, expressed in millions.
(4)

As of the date of issuance of these condensed interim consolidated financial statements, the Group has not yet definitively applied the proceeds disclosed in the corresponding pricing supplements. These proceeds are temporally invested until the committed plan of application is fully complied.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

24. OTHER LIABILITIES

	March 31, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Liabilities for concessions and assignment agreements	132,088	374,240	132,286	234,259
Liabilities for contractual claims (1)	15,200	73,670	78,377	81,252
Provision for operating optimizations (2)	-	103,513	-	31,809
Liabilities for agreements (3)	328,306	180,246	329,496	230,115
Miscellaneous	1,459	3,769	1,449	2,876

	477,053	735,438	541,608	580,311

(1)

Corresponds to the liability arising from the settlement agreement entered into with Transportadora de Gas del Norte S.A. for claims related to restrictions in the natural gas market for the period from 2007 to 2010.

(2)	Includes, mainly, operating optimizations relating to Mature Fields Project, see Note 11.a.2) to the annual consolidated financial statements and Note 12.a.2).
(3)

Includes, mainly, the liability related to the assignment of the exploitation concessions in the Province of Santa Cruz within the context of the Mature Fields Project, see Note 11.a.2) to the annual consolidated financial statements.

25. ACCOUNTS PAYABLE

	March 31, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	5,600	3,190,172	5,806	3,149,111
Guarantee deposits	1,083	4,762	1,197	4,890
Payables with partners of JO and Consortiums	1,330	41,091	1,401	70,101
Miscellaneous	-	25,151	-	21,786

	8,013	3,261,176	8,404	3,245,888

(1)	See Note 37 for information about related parties.

26. REVENUES

	For the three-month periods ended March 31,
	2026	2025
Revenue from contracts with customers	6,951,284	4,862,236
National Government incentives (1)	5,150	8,584

	6,956,434	4,870,820

(1)	See Note 37.

The Group’s transactions and the main revenues by business segments are described in Note 6. In accordance with Note 25 to the annual consolidated financial statements, revenues from contracts with customers of the Group is classified into the following categories:

•	Breakdown of revenues

Type of good or service

	For the three-month period ended March 31, 2026
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	2,453,773	-	-	-	2,453,773
Gasolines	-	1,592,872	-	-	-	1,592,872
Natural gas (1)	9,539	6,872	424,093	210,210	-	650,714
Crude oil	13,332	364,844	-	-	-	378,176
Jet fuel	-	399,124	-	-	-	399,124
Lubricants and by-products	-	117,507	-	-	-	117,507
LPG	-	174,751	-	-	-	174,751
Fuel oil	-	34,118	-	-	-	34,118
Petrochemicals	-	147,108	-	-	-	147,108
Fertilizers and crop protection products	-	58,290	-	-	-	58,290
Flours, oils and grains	-	208,857	-	-	-	208,857
Asphalts	-	32,912	-	-	-	32,912
Goods for resale at gas stations	-	44,974	-	-	-	44,974
Income from services	-	255	-	298	41,664	42,217
Income from construction contracts	-	-	-	-	114,010	114,010
Virgin naphtha	-	54,771	-	-	-	54,771
Petroleum coke	-	104,206	-	-	-	104,206
LNG regasification	-	1,627	-	-	-	1,627
Other goods and services	23,227	133,848	3,805	70,718	109,679	341,277

	46,098	5,930,709	427,898	281,226	265,353	6,951,284

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

26. REVENUES (cont.)

	For the three-month period ended March 31, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	1,671,695	-	-	-	1,671,695
Gasolines	-	1,091,366	-	-	-	1,091,366
Natural gas (1)	9,555	3,953	343,434	157,501	-	514,443
Crude oil	-	268,072	-	-	-	268,072
Jet fuel	-	225,711	-	-	-	225,711
Lubricants and by-products	-	90,597	-	-	-	90,597
LPG	-	149,146	-	-	-	149,146
Fuel oil	-	31,949	-	-	-	31,949
Petrochemicals	-	99,902	-	-	-	99,902
Fertilizers and crop protection products	-	36,035	-	-	-	36,035
Flours, oils and grains	-	147,067	-	-	-	147,067
Asphalts	-	26,517	-	-	-	26,517
Goods for resale at gas stations	-	38,298	-	-	-	38,298
Income from services	-	-	-	406	34,860	35,266
Income from construction contracts	-	-	-	-	103,860	103,860
Virgin naphtha	-	34,968	-	-	-	34,968
Petroleum coke	-	66,866	-	-	-	66,866
LNG regasification	-	894	-	-	-	894
Other goods and services	9,439	99,044	1,859	46,398	72,844	229,584

	18,994	4,082,080	345,293	204,305	211,564	4,862,236

(1)	Includes 446,535 and 360,348 corresponding to sales of natural gas produced by the Company for the three-month periods ended March 31, 2026 and 2025, respectively.

Sales channels

	For the three-month period ended March 31, 2026
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	2,592,271	-	-	-	2,592,271
Power plants	-	-	164,148	92,581	-	256,729
Distribution companies	-	-	52,718	-	-	52,718
Retail distribution of natural gas	-	-	-	123,585	-	123,585
Industries, transport and aviation	8,148	1,431,424	207,239	28,488	-	1,675,299
Agriculture	-	604,903	-	-	-	604,903
Petrochemical industry	-	181,350	-	-	-	181,350
Trading	-	769,976	-	-	-	769,976
Oil companies	13,332	162,331	-	-	-	175,663
Commercialization of LPG	-	81,593	-	-	-	81,593
Other sales channels	24,618	106,861	3,793	36,572	265,353	437,197

	46,098	5,930,709	427,898	281,226	265,353	6,951,284

	For the three-month period ended March 31, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	1,828,020	-	-	-	1,828,020
Power plants	-	-	134,011	19,588	-	153,599
Distribution companies	-	-	52,540	-	-	52,540
Retail distribution of natural gas	-	-	-	99,083	-	99,083
Industries, transport and aviation	9,555	1,022,505	158,710	76,482	-	1,267,252
Agriculture	-	402,443	-	-	-	402,443
Petrochemical industry	-	145,412	-	-	-	145,412
Trading	-	496,248	-	-	-	496,248
Oil companies	-	53,255	-	-	-	53,255
Commercialization of LPG	-	69,164	-	-	-	69,164
Other sales channels	9,439	65,033	32	9,152	211,564	295,220

	18,994	4,082,080	345,293	204,305	211,564	4,862,236

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

26. REVENUES (cont.)

Target market

Sales in the domestic market amounted to 5,719,253 and 4,060,130 for the three-month periods ended March 31, 2026 and 2025, respectively.

Sales in the international market amounted to 1,232,031 and 802,106 for the three -month periods ended March 31, 2026 and 2025, respectively.

•	Contract balances

The following table presents information regarding credits, contract assets and contract liabilities:

	March 31, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	16,782	2,513,239	15,572	2,435,111
Contract assets	-	7,232	-	4,522
Contract liabilities	291,460	199,670	261,205	169,937

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under transportation service contracts.

For the three-month periods ended March 31, 2026 and 2025 the Group has recognized 51,100 and 45,112, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

27. COSTS

	For the three-month periods ended March 31,
	2026	2025
Inventories at beginning of year	2,098,590	1,593,666
Purchases	1,797,821	1,082,386
Production costs (1)	2,688,463	2,495,349
Translation effect	(104,476)	64,702
Adjustment for inflation (2)	6,514	4,262
Other movements	2,917	-
Inventories at end of the period	(2,011,757)	(1,733,983)

	4,478,072	3,506,382

(1)	See Note 28.
(2)

Corresponds to the adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

28. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” line items. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the three-month periods ended March 31, 2026 and 2025:

	For the three-month period ended March 31, 2026
	Production costs (2)	Administrative expenses (3)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	301,954	153,558	59,387		4,536	519,435
Fees and compensation for services	23,890	97,264	17,224		54	138,432
Other personnel expenses	92,964	11,852	5,806		711	111,333
Taxes, charges and contributions	43,664	71,515	312,924	(1)	-	428,103
Royalties, easements and fees	369,584	-	851		1,951	372,386
Insurance	12,489	2,818	307		-	15,614
Rental of real estate and equipment	39,571	467	3,647		-	43,685
Survey expenses	-	-	-		1,323	1,323
Depreciation of property, plant and equipment	864,003	20,225	37,452		-	921,680
Amortization of intangible assets	14,457	9,071	183		-	23,711
Depreciation of right-of-use assets	97,784	12	4,175		-	101,971
Industrial inputs, consumable materials and supplies	114,666	5,057	3,153		726	123,602
Operation services and other service contracts	52,443	5,053	22,285		1,551	81,332
Preservation, repair and maintenance	425,951	12,057	12,948		2,309	453,265
Unproductive exploratory drillings	-	-	-		12,792	12,792
Transportation, products and charges	206,655	-	161,570		-	368,225
Provision for doubtful receivables	-	-	3,585		-	3,585
Publicity and advertising expenses	-	18,836	14,394		-	33,230
Fuel, gas, energy and miscellaneous	28,388	5,676	28,124		1,564	63,752

	2,688,463	413,461	688,015		27,517	3,817,456

(1)	Includes 88,942 corresponding to export withholdings and 193,875 corresponding to turnover tax.
(2)	Includes 10,069 corresponding to research and development activities.
(3)	Includes 9,956 corresponding to fees and remunerations of Directors of YPF’s Board of Directors and Statutory Auditors.

	For the three-month period ended March 31, 2025
	Production costs (2)	Administrative expenses (3)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	283,855	74,112	37,962		1,040	396,969
Fees and compensation for services	25,159	74,312	13,267		113	112,851
Other personnel expenses	84,634	9,417	3,780		1,269	99,100
Taxes, charges and contributions	23,967	52,082	237,711	(1)	-	313,760
Royalties, easements and fees	302,677	-	614		811	304,102
Insurance	22,448	854	307		-	23,609
Rental of real estate and equipment	70,901	38	3,783		-	74,722
Survey expenses	-	-	-		18,491	18,491
Depreciation of property, plant and equipment	720,502	11,109	26,066		-	757,677
Amortization of intangible assets	9,716	4,475	1,058		-	15,249
Depreciation of right-of-use assets	74,219	14	3,303		-	77,536
Industrial inputs, consumable materials and supplies	128,938	1,279	4,593		672	135,482
Operation services and other service contracts	158,866	4,164	12,802		3,957	179,789
Preservation, repair and maintenance	431,523	9,185	11,292		5,508	457,508
Unproductive exploratory drillings	-	-	-		78	78
Transportation, products and charges	136,340	2	131,698		-	268,040
Provision for doubtful receivables	-	-	4,344		-	4,344
Publicity and advertising expenses	-	19,224	13,393		-	32,617
Fuel, gas, energy and miscellaneous	21,604	8,709	22,888		556	53,757

	2,495,349	268,976	528,861		32,495	3,325,681

(1)	Includes 68,109 corresponding to export withholdings and 156,036 corresponding to turnover tax.

(2)	Includes 8,357 corresponding to research and development activities.

(3)	Includes 2,613 corresponding to fees and remunerations of Directors of YPF’s Board of Directors and Statutory Auditors.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

29. OTHER NET OPERATING RESULTS

	For the three-month periods ended March 31,
	2026	2025
Lawsuits	(18,011)	(9,290)
Export Increase Program (1)	-	17,470
Result from sale of assets (2)	5,475	15,042
Result from changes in fair value of assets held for sale (2)	19,979	(214,500)
Provision for severance indemnities (2)	-	(28,026)
Provision for operating optimizations (2)	(98,773)	-
Provision for obsolescence of materials and equipment (2)	11,934	(145,544)
Miscellaneous	(28,114)	22,551

	(107,510)	(342,297)

(1)	See Note 35.j) to the annual consolidated financial statements.
(2)	See Note 11.a.2) to the annual consolidated financial and Note 12.a.2).

30. NET FINANCIAL RESULTS

	For the three-month periods ended March 31,
	2026	2025
Financial income
Interest on cash and cash equivalents and investments in financial assets	13,352	6,794
Interest on trade receivables	24,990	9,549
Other financial income	8,086	1,334

Total financial income	46,428	17,677

Financial costs
Loan interest	(275,701)	(171,157)
Hydrocarbon well abandonment provision financial accretion (1)	(72,446)	(99,674)
Other financial costs	(74,055)	(25,886)

Total financial costs	(422,202)	(296,717)

Other financial results
Exchange differences generated by loans	(1,255)	1,476
Exchange differences generated by cash and cash equivalents and investments in financial assets	19,490	(9,522)
Other exchange differences, net	(97,206)	13,944
Result on financial assets at fair value through profit or loss	39,227	33,373
Result from derivative financial instruments	(8,348)	738
Result from net monetary position	(29,604)	(11,062)

Total other financial results	(77,696)	28,947

Total net financial results	(453,470)	(250,093)

(1)

Includes 50,913 and 68,911 corresponding to the financial accretion of liabilities directly associated with assets held for sale for the three-month periods ending March 31, 2026 and 2025, respectively, see Notes 2.b.13) and 11.a) to the annual consolidated financial statements.

31. INVESTMENTS IN JOINT OPERATIONS AND CONSORTIUMS

The assets and liabilities as of March 31, 2026 and December 31, 2025, and expenses for the three-month periods ended March 31, 2026 and 2025, of JO and Consortiums in which the Group participates are as follows:

	March 31, 2026	December 31, 2025
Non-current assets (1)	9,761,534	10,060,481
Current assets	548,151	489,163

Total assets	10,309,685	10,549,644

Non-current liabilities	339,309	354,707
Current liabilities	1,032,115	808,643

Total liabilities	1,371,424	1,163,350

(1)	Does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and Consortiums.

	For the three-month periods ended March 31,
	2026	2025
Production cost	1,005,135	710,984
Exploration expenses	4,197	4,060

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

32. SHAREHOLDERS’ EQUITY

As of March 31, 2026, the Company’s capital amounts to 3,921 and treasury shares amount to 12 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of March 31, 2026, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s exploitation and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

During the three-month periods ended March 31, 2026 and 2025, the Company has not repurchased any of its own shares.

On April 30, 2026, the General Shareholders’ Meeting was held, which approved the statutory financial statements of YPF corresponding to the year ended on December 31, 2025 and, additionally, approved the following in relation to the retained earnings: (i) completely release the reserve for purchase of treasury shares and the reserve for investments; (ii) absorb accumulated losses in retained earnings up to 1,096,460 (iii) allocate the amount of 38,468 to appropriate a reserve for purchase of treasury shares; and (iv) allocate the amount of 8,415,450 to appropriate a reserve for investments.

33. EARNINGS PER SHARE

The following table presents the net profit or loss attributable to shareholders of the parent company and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the three-month periods ended March 31,
	2026	2025
Net profit / (loss)	606,289	(19,864)
Weighted average number of shares outstanding	392,082,386	392,203,637
Basic and diluted earnings per share	1,546.33	(50.65)

There are no financial instruments or other contracts outstanding issued by YPF that imply the issuance of potential ordinary shares, thus the diluted earnings per share equals the basic earnings per share.

34. CONTINGENT ASSETS AND LIABILITIES

Contingent assets and liabilities are described in Note 33 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2026, are described below:

•

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) - Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

On March 10, 2026, in proceedings brought by Bainbridge Fund Ltd. against the Republic, the Republic filed a motion to stay its appeal of the turnover order with the consent of Bainbridge Fund Ltd., until confirmation of a settlement between the parties. On March 16, 2026, the Court of Appeals ordered that the Republic’s appeal of the turnover order be held in abeyance pending settlement.

On March 18, 2026, the Court of Appeals stayed all post-judgment proceedings in the District Court, including discovery, pending the appeals of the District Court’s September 15, 2023 judgment.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

34. CONTINGENT ASSETS AND LIABILITIES (cont.)

On March 27, 2026, briefing was completed in YPF’s appeals of the District Court’s September 17, 2025 and November 10, 2025 orders. Oral argument was calendared for April 16, 2026.

Likewise, on March 27, 2026, the Court of Appeals issued its decision in the appeals of the District Court’s September 15, 2023 judgment. The Court of Appeals’ decision affirmed the District Court’s determination that YPF has no contractual liability and owes no damages to Plaintiffs, and affirmed the dismissal of all of Plaintiffs’ claims against YPF. In addition, the Court of Appeals reversed the District Court’s judgment against the Republic on the basis that Plaintiffs’ contract claim is not cognizable under Argentine law and vacated the turnover order in Plaintiffs’ proceedings. YPF is not a party to the turnover proceedings.

On April 2, 2026, the Court of Appeals directed the parties to submit letter briefing regarding whether, in light of its March 27, 2026 decision, the other pending appeals, including YPF’s appeals, should be dismissed as moot.

On April 6, 2026, the District Court stayed all proceedings pending receipt of the mandate from the Court of Appeals and denied Plaintiffs’ motion for sanctions and contempt against the Republic as moot, without prejudice to refiling. YPF is not a party to this motion.

On April 9, 2026, the Court of Appeals granted Plaintiffs’ motion for an extension of time to file a petition for rehearing, and set May 8, 2026, as the deadline.

On April 10, 2026, after receiving briefs from all parties, the Court of Appeals adjourned the oral arguments scheduled for April 16 and held the pending appeals in abeyance, pending resolution of any rehearing or certiorari petitions related to the March 27, 2026 decision.

YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of these litigations and their possible impact on the results and financial situation of the Group, as needed.

35. CONTRACTUAL COMMITMENTS

During the three-month period ended March 31, 2026 there were no significant updates to the contractual commitments described in Note 34 to the annual consolidated financial statements.

36. MAIN REGULATIONS

Main regulations are described in Note 35 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2026, are described below:

•	Regulations applicable to natural gas and LNG activities

On March 13, 2026, in the context of the emergency in the national energy sector (see Note 35.e) to the annual consolidated financial statements), SE Resolution No. 66/2026 was published, establishing the “Reconfiguration of the Natural Gas Transportation System”. On April 14, 2026, ENARGAS Resolution No. 409/2026 was published, which, among other things, instructs transporters and distributors to enter into new firm transportation contracts or to adjust existing ones in accordance with SE Resolution No. 66/2026. Likewise, on May 1, 2026, the applicable regulatory framework defined by ENARGAS entered into force.

•	Tax Regulations

On March 6, 2026, Law No. 27,802, the “Labor Modernization Law” was published, introducing amendments to the Income Tax Law. The law establishes that loss carryforwards arising in fiscal years beginning on or after January 1, 2025, shall be adjusted based on the variation in the CPI published by INDEC between the closing month of the fiscal year in which such loss carryforwards originated and the closing month of the fiscal year in which they are settled. Likewise, the Labor Modernization Law introduced changes to Argentina’s labor regime related to the severance indemnity schemes, the collective negotiation frameworks, the calculation of interest in labor proceedings, among other things.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. MAIN REGULATIONS (cont.)

•	CNV Regulatory Framework

Information requirements as Settlement and Clearing Agent and Trading Agent

As of the date of issuance of these consolidated financial statements, the Company is registered in the CNV under the category “Settlement and Clearing Agent and Trading Agent - Direct Participant”, record No. 549. Considering the Company’s business and the CNV rules, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

In accordance with the regulations to the CNV, the Company is subject to the provisions of Section 5 c), Chapter II, Title VII of the regulations to the CNV, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV rules, as of March 31, 2026, the equity of the Company exceeds the minimum equity required by such rules, which amounts to 873.

Documentation keeper

According to the dispositions established in Article 48, Section XII, Chapter IV, Title II of the CNV rules, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

-	AdeA Administradora de Archivos S.A. located in Barn 3 - Route 36, Km. 31.5 - Florencio Varela - Province of Buenos Aires.

-	Custodia Archivos del Comahue S.A. - Parque Industrial Este, Block N Plot 2 - Capital of Neuquén, Province of Neuquén.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in Section 5, Subsection a.3, Section I, Chapter V, Title II of the CNV rules.

Additional and/or complementary information

According to the dispositions established in Article 3, item 7, section d), Chapter III, Title IV of the CNV rules relating to the disclosure requirement of unpaid accrued dividends on preferred shares, we inform that the Company has not issued any preferred shares.

According to the dispositions established in Article 3, item 7, section e), Chapter III, Title IV of the CNV rules relating to the disclosure requirement of the conditions, circumstances and deadlines for the cessation of restrictions to the distribution of unappropriated retained earnings and losses and/or reserves, we inform that the restrictions to the distribution of unappropriated retained earnings and losses and/or reserves are detailed in Note 31.

In accordance with the limits set forth in Article 31 of the LGS and in accordance with the provisions of Article 6, Chapter III, Title IV of the CNV regulations, we inform those investments in other companies, excluding those with complementary or integrating corporate purpose, do not exceed such limits.

Effect of the translation of the shareholders’ contributions

In accordance with the requirement of the Section 5, Chapter III, Title IV of the CNV rules, the table below discloses the translation effect originated in the accounts of “Capital”, “Adjustment to capital”, “Treasury shares” and “Adjustment to treasury shares” of the equity:

	For the three-month periods ended March 31,
	2026	2025
Balance at the beginning of the fiscal year	5,695,203	4,043,221
Other comprehensive income	(287,130)	165,199

Balance at the end of the period	5,408,073	4,208,420

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. MAIN REGULATIONS (cont.)

As of March 31, 2026 and 2025 the translation effect corresponding to the “Issuance premiums” account amounts to 880,950 and 685,753, respectively, and is included within “Other comprehensive income”.

As of March 31, 2026 and 2025, the translation effect corresponding to the accounts “Share-based benefit plans”, “Acquisition cost of treasury shares” and “Share trading premium” amounts to (88,997) and (68,632), respectively, and is included within “Other comprehensive income”.

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The tables below present the balances with associates and joint ventures as of March 31, 2026 and December 31, 2025:

	March 31, 2026
	Other receivables		Trade receivables	Investments in financial assets	Accounts payable	Contract liabilities	Contract assets
	Non-Current	Current	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	8,477	10,375	5,750	43,699	-	-
Profertil (1)	-	-	-	-	-	-	-
MEGA	-	-	56,887	-	7,559	141	2,573
Refinor (1)	-	-	-	-	-	-	-
OLCLP (1)	-	-	-	-	-	-	-
CT Barragán	-	-	1	-	-	-	-
OTA	-	-	-	-	1,805	-	-

	-	8,477	67,263	5,750	53,063	141	2,573

Associates:
CDS	-	-	10,579	-	-	-	-
YPF Gas	-	-	14,768	-	683	558	-
Oldelval	207,327	71,372	94	6,643	23,084	-	-
Termap	-	-	-	-	3,117	-	-
GPA	-	-	-	-	8,222	-	-
OTAMERICA	63,705	-	-	-	6,683	-	-
Gas Austral	-	-	169	-	10	-	-
VMOS	-	12,582	61,605	-	-	74,120	-

	271,032	83,954	87,215	6,643	41,799	74,678	-

	271,032	92,431	154,478	12,393	94,862	74,819	2,573

	December 31, 2025
	Other receivables		Trade receivables	Investments in financial assets	Accounts payable	Contract liabilities	Contract assets
	Non-Current	Current	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	8,787	8,043	5,924	46,995	-	-
Profertil (1)	-	-	-	-	-	-	-
MEGA	-	-	46,895	-	32	194	4,238
Refinor (1)	-	-	-	-	-	-	-
OLCLP (1)	-	-	-	-	-	-	-
CT Barragán	-	-	1	-	-	-	-
OTA	-	902	1	-	5,126	-	-

	-	9,689	54,940	5,924	52,153	194	4,238

Associates:
CDS	-	-	1,289	-	-	-	-
YPF Gas	-	-	14,120	-	1,131	-	-
Oldelval	222,908	18,970	70	6,748	47,529	-	-
Termap	-	-	-	-	2,271	-	-
GPA	-	-	-	-	2,948	-	-
OTAMERICA	67,081	-	1,267	865	4,193	-	-
Gas Austral	-	-	200	-	8	-	-
VMOS	-	22,559	77,220	-	-	64,119	-

	289,989	41,529	94,166	7,613	58,080	64,119	-

	289,989	51,218	149,106	13,537	110,233	64,313	4,238

(1)	See Note 3 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The table below presents the transactions with associates and joint ventures for the three-month periods ended March 31, 2026 and 2025:

	For the three-month period ended March 31,
	2026			2025
	Revenues	Costs and expenses	Net interest income (loss)	Revenues	Costs and expenses	Net interest income (loss)
Joint Ventures:
YPF EE	5,671	44,243	-	5,186	38,232	48
Profertil (1)	-	-	-	17,572	16,486	-
MEGA	93,746	21,585	(71)	90,718	1,063	-
Refinor (1)	-	-	-	17,259	2,752	215
OLCLP (1)	-	-	-	216	3,730	-
CT Barragán	3	-	-	2	-	-
OTA	19	6,150	-	11	6,123	-

	99,439	71,978	(71)	130,964	68,386	263

Associates:
CDS	9,256	-	16	-	-	3
YPF Gas	22,110	492	1,230	19,391	1,164	10
Oldelval	171	48,074	5	123	18,892	1
Termap	-	6,979	-	-	6,328	-
GPA	-	7,662	-	-	6,601	-
OTAMERICA	10	12,027	-	8	6,345	1
Gas Austral	750	13	-	890	-	-
VMOS	69,995	-	-	4,679	-	-

	102,292	75,247	1,251	25,091	39,330	15

	201,731	147,225	1,180	156,055	107,716	278

(1)	See Note 3 to the annual consolidated financial statements

Additionally, in the normal course of business and considering being the main energy group of Argentina, the Group’s clients and suppliers portfolio encompasses both private sector as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (15)		Transactions
		Receivables / (Liabilities)		Income / (Costs)
		March 31, 2026	December 31, 2025	For the three-month periods ended March 31,
Client / Suppliers	Ref.			2026	2025
SE	(1) (14)	42,522	60,005	3,310	6,396
SE	(2) (14)	636	1,088	596	674
SE	(3) (14)	167	167	-	-
SE	(4) (14)	3,662	6,189	1,244	1,514
SE	(5) (14)	6,813	6,813	-	-
Secretary of Transport	(6) (14)	5,123	5,210	-	-
Secretary of Industry	(7) (14)	-	172	-	-
CAMMESA	(8)	157,005	126,908	177,372	143,628
CAMMESA	(9)	(1,310)	(2,087)	(5,491)	(1,617)
ENARSA	(10)	94,971	184,188	28,532	25,928
ENARSA	(11)	(46,156)	(47,674)	(2,961)	(2,497)
Aerolíneas Argentinas S.A.	(12)	39,859	47,540	106,171	84,336
Aerolíneas Argentinas S.A.	(13)	(19)	(20)	-	(8)

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028, see Note 35.f.1) to the annual consolidated financial statements.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks, see Note 35.f.2) “Propane Network Agreement” section to the annual consolidated financial statements.
(3)

Benefits for the recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks, see Note 36 to the annual consolidated financial statements.

(4)	Compensation for the lower income that natural gas distribution services by companies receive from their users, see Note 35.c.3) to the annual consolidated financial statements.
(5)	Compensation by Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.
(6)	Compensation for providing diesel to public transport of passengers at a differential price, see Note 36 to the annual consolidated financial statements.
(7)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA, see Note 36 to the annual consolidated financial statements..
(8)	Sales of fuel oil, diesel, natural gas and transportation and distribution services.
(9)	Purchases of electrical energy.
(10)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(11)	Purchases of natural gas and crude oil.
(12)	Sales of jet fuel.
(13)	Purchases of miles for YPF Serviclub Program and publicity expenses.
(14)	Income from incentives recognized according to IAS 20, see Note 2.b.12) “Income from Government incentive programs” section to the annual consolidated financial statements.
(15)	Do not include, if applicable, the provision for doubtful trade receivables.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 16, 17 and 23 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

As of March 31, 2026, the Group holds Bonds of the Argentine Republic 2029 and 2030, Government Bonds and BCRA bonds (BOPREAL, for its acronym in spanish) identified as investments in financial assets (see Note 16).

In addition, in connection with the investment agreement signed between YPF and subsidiaries of Chevron Corporation, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the three-month periods ended March 31, 2026 and 2025, YPF and CHNC carried out transactions such as the purchases of crude oil by YPF for 30,630 and 142,604, respectively, among others. These transactions were consummated in accordance with the general and regulatory conditions of the market. As a result, as of March 31, 2026, YPF has a net balance receivable from CHNC of 1,208 and as of December 31, 2025 the net balance payable to CHNC amounted to 18,842, respectively. See Note 36 to the annual consolidated financial statements.

The table below presents the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the three-month periods ended March 31, 2026 and 2025:

	For the three-month periods ended March 31,
	2026		2025
Short-term benefits (1)	11,268		6,092
Share-based benefits (3)	43,704		3,251
Post-retirement benefits	289		238

	55,261	(2)	9,581

(1)	Does not include social security contributions of 2,574 and 1,373 for the three-month periods ended March 31, 2026 and 2025, respectively.
(2)

The accrued compensation for the YPF’s key management personnel, to the functional currency of the Company, correspond to US$ 39 million and US$ 9 million for the years ended March 31, 2026 and 2025, respectively.

(3)	Include Value Generation Plan, see Note 38 and Note 37 to the annual consolidated financial statements.

38. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 37 to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

Retirement plan

The amount charged to expense related to the Retirement Plan was 1,927 and 1,400 for the three-month periods ended March 31, 2026 and 2025, respectively.

Short-term benefit programs

The amount charged to expense related to the short-term benefit programs was 51,932 and 45,383 for the three-month periods ended March 31, 2026 and 2025, respectively.

Share-based benefit plans

As of March 31, 2026, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 29.95 per PSARs. The charge to income related to the Value Creation Plan was a loss of 52,679 and a recovery of 604 for the three-month periods ended March 31, 2026 and 2025, respectively. As of December 31, 2025, weighted average fair value was US$ 20.84 per PSARs.

The amount charged to expense in relation with the remaining share-based benefit plans was 4,921 and 2,770 to be settled in equity instruments, for the three-month periods ended March 31, 2026 and 2025, respectively.

Note 2.b.11) to the annual consolidated financial statements describes the accounting policies for share-based benefit plans. Repurchases of treasury shares are disclosed in Note 32.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

39. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	March 31, 2026			December 31, 2025
	Amount in currencies other than the peso	Exchange rate in force (1)	Total	Amount in currencies other than the peso	Exchange rate in force (1)	Total
Non-current assets
Other receivables
U.S. dollar	445	1,373.00	610,691	466	1,446.00	673,812

Total non-current assets			610,691			673,812

Current assets
Other receivables
U.S. dollar	247	1,373.00	338,640	676	1,446.00	976,984
Chilean peso	7,446	1.48	11,020	10,035	1.59	15,956
Trade receivables
U.S. dollar	750	1,373.00	1,029,420	621	1,446.00	898,569
Investments in financial assets
U.S. dollar	366	1,373.00	502,908	241	1,446.00	347,947
Cash and cash equivalents
U.S. dollar	707	1,373.00	970,321	440	1,446.00	635,922

Total current assets			2,852,309			2,875,378

Total assets			3,463,000			3,549,190

Non-current liabilities
Provisions
U.S. dollar	534	1,382.00	737,970	521	1,455.00	758,001
Contract liabilities
U.S. dollar	211	1,382.00	291,460	180	1,455.00	261,205
Salaries and social security
U.S. dollar	95	1,382.00	130,646	57	1,455.00	83,504
Lease liabilities
U.S. dollar	331	1,382.00	457,536	272	1,455.00	396,386
Loans
U.S. dollar	8,470	1,382.00	11,706,020	8,140	1,455.00	11,843,654
Other liabilities
U.S. dollar	333	1,382.00	460,394	357	1,455.00	519,892

Total non-current liabilities			13,784,026			13,862,642

Current liabilities
Liabilities directly associated with assets held for sale
U.S. dollar	1,056	1,382.00	1,459,695	1,178	1,455.00	1,713,545
Provisions
U.S. dollar	247	1,382.00	342,003	229	1,455.00	332,986
Contract liabilities
U.S. dollar	43	1,382.00	59,426	19	1,455.00	27,645
Salaries and social security
U.S. dollar	108	1,382.00	149,256	89	1,455.00	129,495
Lease liabilities
U.S. dollar	307	1,382.00	424,007	297	1,455.00	432,423
Loans
U.S. dollar	1,529	1,382.00	2,113,509	2,320	1,455.00	3,375,674
Other liabilities
U.S. dollar	460	1,382.00	636,333	381	1,455.00	554,118
Accounts payable
U.S. dollar	1,039	1,382.00	1,436,532	1,053	1,455.00	1,532,201
Euro	10	1,598.28	16,261	19	1,713.12	32,675

Total current liabilities			6,637,022			8,130,762

Total liabilities			20,421,048			21,993,404

(1)	Exchange rate as of March 31, 2026 and December 31, 2025 according to the BNA.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, or as otherwise indicated)

40. SUBSEQUENT EVENTS

Issuance of ON

On April 14, 2026, the Company issued in the local market Class XLIII NO denominated and payable in U.S. dollars for a nominal amount of 120, maturing in April 2030 and semi-annual interest payments at a fixed nominal annual rate of 5.5% from the ninth month.

Stock split on YPF’s ordinary shares

On April 30, 2026, the General Shareholders’ Meeting approved the modification of the nominal value of the Company’s shares from $10 (ten pesos) to $1 (one peso) per share, which means that for every share with a nominal value of $10 currently outstanding, 10 shares with a nominal value of $1 each will be issued, while the Company’s capital stock remains unchanged (“Split”). Likewise, the Split does not imply a change in the proportion of each shareholder’s equity interest, but only in the number of shares outstanding and their nominal value per share. The Split will also not alter the economic or voting rights of the shareholders.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other material subsequent events additional to those mentioned in notes whose effect on Group’s financial position, results of operations or their disclosure in notes to the financial statements for the period ended as of March 31, 2026, should have been considered in said financial statements under IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on May 7, 2026.

HORACIO DANIEL MARÍN President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 14, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer